================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


                       ----------------------------------


                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               November 20, 2002


                       ----------------------------------

                             Nortel Inversora S.A.
             (Exact name of registrant as specified in its charter)

                             Nortel Inversora S.A.
                (Translation of registrant's name into English)


                      Alicia Moreau de Justo, No. 50, 1107
                            Buenos Aires, Argentina
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F:

                    Form 20-F   X                 Form 40-F
                               ---                          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                        No  X
                           ---                       ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


===============================================================================

                     NORTEL INVERSORA S.A.TABLE OF CONTENTS


                                                                    Sequential
Item                                                                Page Number
----                                                                -----------
1.   Nortel Inversora S.A. announces consolidated financial
     statements at September 30, 2002 and 2001 (Unaudited).................... 3

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Nortel Inversora S.A.


Date: November 20, 2002               By: /s/ Maria Elvira Cosentino
                                         ---------------------------------------
                                         Name:  Maria Elvira Cosentino
                                         Title: General Manager and Sole Officer

                                                                          ITEM 1


NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2002 AND 2001 (Unaudited)

NORTEL INVERSORA S.A.











CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2002 AND 2001 (Unaudited)


INDEX


Summary information on the consolidated financial statements at SEPTEMBER 30, 2002
Consolidated financial statements
    Consolidated balance sheets (Unaudited)
    Consolidated statements of income (Unaudited)
    Consolidated statements of changes in shareholders' equity (Unaudited) Consolidated statements of cash flows (Unaudited)
    Notes to the Consolidated Financial Statements (Unaudited)
    Exhibits A to I
Limited review report








$:   Argentine peso
US$: U.S. dollar
$3.74 = US$1

                                       I
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


               SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL
                        STATEMENTS AT SEPTEMBER 30, 2002
  (Amounts in millions of Argentine constant pesos or as expressly indicated)

1.   Telecom Group

o    Activities of the subsidiaries

Telecom Argentina reached a consolidated net loss of 4,154 for the nine-month period of fiscal year 2002, ended September 30, 2002. Comparatively, consolidated net income for the nine-month period ended September 30, 2001, was 142.

Gross profit (loss), EBITDA, operating profit (loss) and net income (loss) for the nine-month period of fiscal year 2002 represented 31%, 48%, (6%) and (140%) of net sales, respectively; compared with 50%, 42%, 15% and 3%, respectively, for the similar period of fiscal year 2001.

The main factors contributing to the decline in margins were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of Telecom to increase regulated tariffs after the "pesification" of such tariffs at the rate of US$1=$1 enforced by the Argentine Government, b) the effects of the inflation adjustment described below and c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), and the declines in both traffic and average revenue per user in the cellular business. All of these factors have affected revenues of Telecom.

Telecom has accounted for the effects of inflation adjustment adopted by Resolution No. 415/02 of the National Securities Commission ("CNV") for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, Telecom has restated the figures corresponding to September 30, 2001, presented herein for comparative purposes, using an adjustment factor of 2.212 which represents the wholesale rate of inflation during the first nine months of 2002. Accordingly, the figures corresponding to the nine-month period ended September 30, 2002 include the effects of the adoption of inflationary accounting.

Moreover, Telecom is providing additional information for a better comprehension of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by Argentine GAAP, is disclosed in Note 18 "Relevant Additional Data" of these consolidated financial statements.

o    Consolidated net revenues

Consolidated net revenues for the nine-month period of fiscal year 2002 totaled 2,961, a decrease of 2,155 or 42%, compared with 5,116 for the same period of fiscal year 2001 as a result of the inflation adjustment of the figures as of September 30, 2001 and the rates that were frozen after the "pesification" enforced by the Government. Non-adjusted by inflation revenues for the period would have reached 2,209, a decrease of 104 or 4% mainly

                                       II
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

as a consequence of the "pesification" and freeze of regulated rates and to lower traffic.

In the basic telephony business, the main component of revenues, measured service, decreased by 549 or 41% to 789 during the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decreased of 30 or 5% reaching 575. The decrease was evidenced both in local and domestic long distance traffic as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country that had a negative impact on consumption patterns.

Total traffic volume measured in minutes decreased by 7% for the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Furthermore, urban traffic measured in minutes decreased by 7% and DLD traffic decreased by 6% when compared to the same period of fiscal year 2001.

Monthly basic charges decreased by 400 r 43%, to 522 for the nine- months period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 44 or 11% reaching 373 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower average number of lines in service of approximately 353,000 lines.

Revenues from supplementary services decreased by 94 or 49% to 98 for nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 17 or 20% reaching 70 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower number of subscribers of these services.

Installation fees paid by new customers decreased by 24 or 60% to 16 for the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 6 or 33% reaching 12 largely due to a lower number of lines connected (approximately 104,000 lines connected in 2002 as compared to 249,000 lines connected during the same period in 2001) partially compensated by a higher average installation price ($116 to $67 per line, denominated in current pesos).

Revenues from public telephony decreased by 139 or 48% to 151, during the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of 21 or 16% reaching 110. The decrease was a consequence of the rates frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during the nine-month period of fiscal year 2002 decreased by 29 or 21% to 108. Non-adjusted figures would have shown an increase of 18 or 29% reaching 80. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by 1 or 3% to 34. Non-adjusted figures would have shown an increase of 9 or 56% reaching 25.

Regarding the international telephony business, during the nine-month period of fiscal year 2002 revenues decreased by 82 or 41%

                                      III
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

to 119 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 1 or 1% reaching 92 mainly due to the revenues generated by Telecom USA partially offset by the frozen rates, lower outgoing traffic of approximately 8% and a negative balance with the international carriers.

The revenues generated by the cellular business during the nine-month period of fiscal year 2002 ended September 30, 2002, decreased by 584 or 42% to 821 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 9 or 1% reaching 644. Non-adjusted revenues of Telecom Personal in Argentina would have decreased by 97 or 16% to 492 when compared to the same period of fiscal year 2001. The decrease was due to a lower number of subscribers (approximately 2% or 42,000 fewer lines), lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to $24 per customer per month as of September 30, 2002, denominated in current pesos). The customer base reached as of September 30, 2002, approximately 819,000, 1,272,000 and 61,000 subscribers for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,152,000.

Nucleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 152 in revenues during nine-month period of fiscal year 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of 50 or 49%, as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of 106 or 230% reaching 152. The increase can be mainly attributed to exchange differences and the increase in the customer base. As of September 30, 2002, Nucleo had approximately 546,000 cellular and PCS customers, an increase of approximately 68,000 customers, or 14%, as compared to September 30, 2001.

Revenues generated by the data transmission business totaled 262, representing a decrease of 145 or 36%. Non-adjusted figures would have shown an increase of 13 or 7% reaching 197, as a consequence of higher revenues generated by the ground networks and international connectivity. Additionally, monthly charges and Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use the special prefix 0610 and local numbers with 4004 numbering or similar. As of September 30, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by 14 or 20% to 57 during the nine-month period of fiscal year 2002. Non-adjusted figures would have shown an increase of 10 or 31% reaching 42 mainly due to the increase in ADSL fees and Internet traffic. As of September 30, 2002, the number of subscribers to high-speed Internet access services (ADSL) reached approximately 28,000. Furthermore, Internet dial-up customers reached approximately 148,000.

In the directories edition business, revenues from the subsidiary Publicom decreased by 80. Non-adjusted figures would have decreased by 34 or 87% reaching 5 due to the delay in the publication of directories and lower revenues from advertising.

                                       IV
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

o    Consolidated operating costs

The cost of services provided, administrative expenses, and sales expenses for the nine month period ended September 30, 2002 amounted 3,141, representing a decrease of 1,199 or 28% when compared to the same period of year 2001, mainly due to the restatement in constant pesos of figures at June 30, 2001.

o    Investment plan

Since the start of operations on November 8, 1990, Telecom Group has invested 19,608 in fixed assets, of which 1,313 corresponds to 1H02 (including capitalized foreign currency exchange differences by debt of 1,144).

Of the total amount invested for 1H02, excluding the capitalization mentioned above, 131 or 77.5% corresponds to basic telephony, data transmission and internet (information systems 32%, switching 10%, outside plant 16%, transmission 36%, infrastructure 2% and others 4%), 37 or 21.9% to cellular telephony, and 1 or 0.6% to directories edition.

2.   The Company

o    The Company's Shareholders' meeting decisions

The Company's Annual Meeting of Shareholders held on April 25, 2002, resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after constituting the Legal Reserve, since there are no funds to meet the payment of dividends. Likewise, the Annual Meeting of Shareholders of Telecom held on April 24, 2002, resolved to carry forward the total retained earnings.

Then, the Company's Annual Meeting of Shareholders resolved against paying the scheduled redemption of Class A Preferred Shares for the fiscal year ended December 31, 2001, based on the same reasons mentioned above. By these means, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. The voting right was exercised in Class "A preferred Shareholders Meeting held on April 25, 2002, in which these shareholders elected a regular director.

On September 13, 2002, an special Class "A" and Class "B" shareholders Meeting was held, because of the Class "B" preferred shareholders request, in view of the terms and conditions of issuance of the Classes "A" and "B" preferred shares, the Company's By-laws, the Company's quarterly balance sheet approved on June 6, 2002, and the applicable corporate rules and regulations. In that meeting, it was resolved the election of a Director and an Alternate Director by the Class "A" and Class "B" preferred shareholders jointly.

o    The Company's results

The Company reached net losses of 2,275 for the nine month period ended September 30, 2002. This loss was mainly generated by equity losses from related companies.

3.   Summary comparative consolidated balance sheets

                                            September 30,
                          ------------------------------------------------------
                             2002        2001        2000       1999       1998
                          ------------------------------------------------------
Current assets               2,323       2,852       4,092     3,473      2,800
Non-current assets          11,497      12,142      12,730    12,383     11,067
                          ------------------------------------------------------
Total assets                13,820      14,994      16,822    15,856     13,867
                          ======================================================
Current liabilities         12,579       3,839       4,731     3,669      2,807
Non-current liabilities        145       5,846       6,508     6,882      5,906

                                  V
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                            September 30,
                          ------------------------------------------------------
                             2002        2001        2000       1999       1998
                          ------------------------------------------------------
Total liabilities           12,724       9,685      11,239    10,551      8,713
Minority interest              501       2,417       2,535     2,292      2,274
Shareholders' equity           595       2,892       3,048     3,013      2,880
                          ------------------------------------------------------
Total liabilities,
  minority interest and
  Shareholders' equity      13,820      14,994      16,822    15,856     13,867
                          ======================================================

4.   Summary comparative consolidated statements of income

                             For the nine month periods ended September 30,
                          ------------------------------------------------------
                           2002        2001        2000       1999       1998
                          ------------------------------------------------------
Net sales                     2,961       5,116       3,535     3,464      3,464
Operating costs             (3,141)     (4,340)     (2,882)   (2,652)    (2,608)
                          ------------------------------------------------------
Operating profit              (180)         776         653       812        856
Equity losses from
  related companies            (28)        (18)        (11)       (7)        (9)
Financial and holding
  results                   (5,839)       (367)       (188)     (192)      (177)
Other expenses, net           (115)       (110)        (13)      (71)       (82)
Unusual losses                    -        (24)           -         -          -
                          ------------------------------------------------------
Net income (loss) before
  income tax and minority
  interest                  (6,162)         257         441       542        588

Income tax                    2,003       (117)       (234)     (170)      (170)
Minority interest             1,884        (64)        (91)     (153)      (159)
                          ------------------------------------------------------
Net income (loss)           (2,275)          76         116       219        259
                          ======================================================

                                       VI
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

5.   Consolidated ratios

===============================================================================
                    09.30.02    09.30.01    09.30.00    09.30.99    09.30.98
                   ------------------------------------------------------------
Liquidity (1)         0.18        0.74        0.86        0.95        1.00
Indebtedness (2)     11.61        1.82        2.01        1.99        1.69
===============================================================================
(1)      Current assets/Current liabilities
(2)      Total liabilities/Shareholders' equity plus minority interest

6.   Outlook

The present fiscal year is developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general into a critical situation, affected by the "pesification" of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned "pesification" of the tariffs and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, Telecom announced the suspension of principal payments on all Telecom Group's financial debt obligations. Afterwards, on June 24, 2002 the Board of Directors also announced the suspension of interest payments on all Telecom Group's financial debt obligations. In this context, Telecom has initiated conversations with its main financial creditors in order to find a definitive solution to its debt restructuring process.

In this uncertain and critical context, Telecom works hardly to reduce its cost structure and adequate it to the new environment. Telecom shall continue operating within the current cost structure, which produce a substantial reduction of the expenditures. In addition, the sooner resolution of the tariff's structure renegotiation will be essential in order to revert the lower profitability shown in the present fiscal year.

However, Telecom maintains and reinforces its mission of being the leading company in foreseeing solutions to high quality telecommunications for all clients. Telecom works in the construction of the solid position as integrator, by the unification of the offer channels, the convergence of the operation of the clients and services and organization synergy.

Telecom is still committed to the country and it is capable of carrying out with success the challenge to continue growing in an environment of great complexity.



Buenos Aires, November 8, 2002




                                                     THE BOARD OF DIRECTORS

                                       1
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------





              Alicia Moreau de Justo 50, 11th Floor - Buenos Aires

   FISCAL YEAR No. 14 beginning January 1, 2002, with comparative information for the nine month period ended September 30, 2001


--------------------------------------------------------------------------------
        CONSOLIDATED FINANCIAL STATEMENTS at September 30, 2002 and 2001
                                  (Unaudited)
--------------------------------------------------------------------------------


Principal Company activity: Investments

Date of registration with the Public Commerce Registry:

  By-laws: October 31, 1990
  Last amendment to by-laws: June 15, 2001

Registration number with the Superintendency of Corporations:
8025 - Book 108 - Volume A of Corporations

Expiration of Company charter: October 31, 2089


                              CAPITAL COMPOSITION
                             at September 30, 2002


                                       Capital stock           Subscribed
                                                              and paid-in
                                                                (Note 9)
                                                              -----------
Ordinary shares, $10 nominal value and one vote per
 share:
          Class "A"                                            26,652,000
          Class "B"                                            26,652,000
                                                              -----------
                                                               53,304,000
                                                              ===========

Preferred shares, $10 nominal value and one vote
per share (Note 9):
          Class "A"                                            10,624,500
          Class "B"                                            14,704,550
                                                              -----------
                                                               25,329,050
                                                              ===========

                                       2
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



                    CONSOLIDATED BALANCE SHEETS (Unaudited)

----------------------------------------------------------------------------
                                                   In millions of Argentine
                                                 constant pesos (Note 4.1.d)
At September 30,                                      2002            2001
----------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)                               105              60
Investments (Note 5.b)                                  898             614
Trade accounts receivable (Note 5.c)                    639           1,646
Other receivables (Note 5.d)                            642             440
Inventories (Note 5.e)                                   25              77
Other assets (Note 5.f)                                  14              15
                                                 ---------------------------
Total current assets                                  2,323           2,852
                                                 ---------------------------
NON-CURRENT ASSETS
Trade accounts receivable (Note 5.g)                      2               4
Other receivables (Note 5.h)                            249             113
Investments (Exhibit C)                                  95             113
Fixed assets (Exhibit A)                             10,202          10,848
Intangible assets (Exhibit B)                           949           1,064
                                                 ---------------------------
Total non-current assets                             11,497          12,142
                                                 ---------------------------
TOTAL ASSETS                                         13,820          14,994
                                                 ===========================
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5.i)                             472           1,033
Debt (Note 8)                                        11,879           2,404
Compensation and social benefits
  payable (Note 5.j)                                     62             120
Taxes payable (Note 5.k)                                113             201
Other liabilities (Note 5.l)                             47              64
Reserves (Exhibit E)                                      6              17
                                                 ---------------------------
Total current liabilities                            12,579           3,839
                                                 ---------------------------
NON-CURRENT LIABILITIES
Accounts payable (Note 5.m)                               3              24
Debt (Note 8)                                             -           5,116
Compensation and social benefits
  payable (Note 5.n)                                     31              86
Taxes payable (Note 10)                                   -             445
Other liabilities (Note 5.o)                             13              29
Reserves (Exhibit E)                                     98             146
                                                 ---------------------------
Total non-current liabilities                           145           5,846
                                                 ---------------------------
TOTAL LIABILITIES                                    12,724           9,685
Minority interest                                       501           2,417
SHAREHOLDERS' EQUITY
  (according to Statement of changes)                   595           2,892
                                                 ---------------------------
TOTAL LIABILITIES, MINORITY INTEREST
  AND SHAREHOLDERS' EQUITY                           13,820          14,994
                                                 ===========================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

                                       3
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------







                                                 Christian Chauvin
                                                     President

                                       4
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------




                 CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

---------------------------------------------------------------------------
                                        In millions of Argentine constant
                                               pesos (Note 4.1.d)
Nine month periods ended September 30,        2002              2001
---------------------------------------------------------------------------

Net sales (Notes 5.p and 18)                       2,961            5,116

Cost of services provided (Exhibit F)             (2,049)          (2,553)
                                        -----------------------------------

Gross profit                                         912            2,563

Administrative expenses (Exhibit H)                 (233)            (431)

Sales expenses (Exhibit H)                          (859)          (1,356)
                                        -----------------------------------

Operating profit (loss)                             (180)             776

Equity losses from related companies
   (Note 5.q)                                        (28)             (18)

Financial and holding results
   (Notes 5.r and 18)                             (5,839)            (367)

Other expenses, net (Note 5.s)                      (115)            (110)

Unusual losses (Note 5.t)                              -              (24)
                                        -----------------------------------

Net income (loss) before income tax
  and minority interest                           (6,162)             257

Income tax (Note 10)                               2,003             (117)

Minority interest                                  1,884              (64)
                                        -----------------------------------

Net income (loss)                                 (2,275)              76
                                        ===================================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.




                                               Christian Chauvin
                                                   President

                                       5
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
         For the nine months periods ended September 30, 2002 and 2001
                                  (Unaudited)
             (In millions of Argentine constant pesos - Note 4.1.d)

==============================================================================================================================
                                              Shareholders' contributions                       Earnings
                                 ---------------------------------------------------------------------------------
                                                                  Contributions
                                                                       not
                                    Capital Stock                  capitalized
                                 ---------------------            --------------
            Concept               Ordinary               Adjustment                            Unappropriated          Total
                                   shares    Preferred   to capital  Share issue        Legal     retained          Shareholders'
                                 Outstanding  shares       Stock     premiums(1) Total  reserve   Earnings  Total      equity
------------------------------   ---------------------------------------------------------------------------------------------
Balance at January 1, 2001                53       27         130         1,049  1,259    138        1,689  1,827       3,086
Redemption of shares on January
26, 2001  approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held             -       (1)         (3)         (118)  (122)     -            -      -        (122)
on January 19, 2001
As approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on January 19, 2001
    Legal reserve                          -        -           -             -      -     21          (21)     -           -
    Cash dividends                         -        -           -             -      -      -         (104)  (104)       (104)
Redemption of shares on May 4,
2001 approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held             -       (1)         (1)          (29)   (31)     -            -      -         (31)
on April 26, 2001
As approved by the
Shareholders' Annual Ordinary
and Extraordinary Meeting held
on April 26, 2001
    Legal reserve                          -        -           -             -      -      2           (2)     -           -
    Cash dividends                         -        -           -             -      -      -          (13)   (13)        (13)
Net income                                 -        -           -             -      -      -           76     76          76
                                 ---------------------------------------------------------------------------------------------
Balance at September 30, 2001             53       25         126           902  1,106    161        1,625  1,786       2,892
==============================================================================================================================

                                       6
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

==============================================================================================================================
                                              Shareholders' contributions                       Earnings
                                 ---------------------------------------------------------------------------------
                                                                  Contributions
                                                                       not
                                    Capital Stock                  capitalized
                                 ---------------------            --------------
            Concept               Ordinary               Adjustment                            Unappropriated          Total
                                   shares    Preferred   to capital  Share issue        Legal     retained          Shareholders'
                                 Outstanding  shares       Stock     premiums(1) Total  reserve   Earnings  Total      equity
------------------------------   ---------------------------------------------------------------------------------------------
==============================================================================================================================
Balance at January 1, 2002                53       25         126           902  1,106    161        1,603  1,764       2,870
As approved by the
Shareholders' Annual Ordinary
Meeting held on April 25, 2002
    Legal reserve                          -        -           -             -      -      2           (2)     -           -
Net income (loss)                          -        -           -             -      -      -       (2,275)(2,275)     (2,275)
                                 ---------------------------------------------------------------------------------------------
Balance at September 30, 2002             53       25         126           902  1,106    163         (674)  (511)        595
==============================================================================================================================

(1) Share issue premiums resulting from subscription and payment of Class "A" and "B" preferred shares.

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.



                                                            Christian Chauvin
                                                                President

                                       7
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


               CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                                    In millions of Argentine
                                                                                  constant pesos (Note 4.1.d)
Nine month periods ended September 30,                                                2002            2001
----------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss)                                                                        (2,275)             76
Adjustments to reconcile net income to net cash provided by operating activities
    Bad debts expense and allowances for other receivable                                   208             336
    Depreciation of fixed assets                                                          1,488           1,267
    Amortization of intangible assets                                                       116             106
    Equity losses from related companies                                                     28              18
    Results from translation                                                                (72)              -
    Materials usage                                                                          43              53
    Fixed asset disposals                                                                    49               4
    Reserves                                                                                 53              33
    Interest and other financial expenses                                                 5,214             438
    Termination benefits                                                                      2             (11)
    Minority interest                                                                    (1,884)             64
    Income tax                                                                           (2,003)           (117)
    Net decrease (increase) in assets                                                     1,109             (49)
    Net decrease in liabilities                                                            (832)           (500)
                                                                                 -------------------------------
Total cash flows provided by operating activities                                         1,244           1,718
                                                                                 -------------------------------
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES
    Fixed asset acquisitions                                                               (358)           (841)
    Intangible asset acquisitions                                                           (22)           (241)
    Investments not considered as cash or cash equivalents                                   60             (53)
                                                                                 -------------------------------
Total cash flows used for investing activities                                             (320)         (1,135)
                                                                                 -------------------------------
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
    Debt proceeds                                                                             4           1,385
    Repayment of debt                                                                       (45)           (964)
    Payment of interest and related expenses                                               (441)           (659)
    Dividends paid                                                                            -            (117)
    Dividends paid to minority shareholders of Telecom                                        -            (210)
    Redemption of Class "A" preferred shares                                                  -            (153)
                                                                                 -------------------------------
Total cash flows provided by (used for) financing activities                               (482)           (718)
                                                                                 -------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            442            (135)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                          482             754
                                                                                 -------------------------------
CASH AND CASH EQUIVALENTS AT PERIOD END                                                     924             619
                                                                                 ===============================

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Notes 6 and 18 provide additional information regarding the Consolidated statements of cash flows.

                                       8
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


                                                          Christian Chauvin
                                                              President

                                       9
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
          For the nine month periods ended September 30, 2002 and 2001
                                  (Unaudited)
        (Amounts in millions of Argentine constant pesos or as otherwise indicated - Note 4.1.d)

                                     INDEX


    Note N(0)                                               Concept                                              Page
    ---------                                               -------                                              ----
                Glossary of terms

       1        Company operations                                                                               8

       2        Regulatory framework of Telecom                                                                  8

       3        Political, economical and social crisis in Argentina. Devaluation of the peso                   12
                and the conversion into pesos of the tariffs of public services: its impact on the economic and financial situation of Telecom Group

       4        Bases of presentation and summary of significant accounting policies                            19

       5        Details of principal consolidated financial statement captions                                  24

       6        Supplementary consolidated cash flow information                                                26

       7        Transactions and balances with related companies and parties as defined under Law N(0)19550     28
                Section 33

       8        Debt                                                                                            30

       9        Capital stock                                                                                   33

      10        Income tax: adoption of the deferral method                                                     38

      11        Capital leases                                                                                  39

      12        Commitments and contingencies                                                                   39

      13        Renegotiation of contracts of Telecom with the public administration                            42

      14        Suspension of payments of financial debt of the Telecom Group                                   43

      15        Causes of mandatory reduction of capital stock                                                  44

      16        Consolidated information by business segment                                                    45

      17        Consolidated quarterly information                                                              47

      18        Relevant additional information                                                                 47

      19        Unconsolidated information                                                                      50

      20        Differences between Argentine and U.S.GAAP                                                      51

      21        Restrictions on unappropriated retained earnings                                                56

      22        Events subsequent to September 30, 2002                                                         56

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

                                       10
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

--------------------------------------------------------------------------------
The Company/Nortel                      Nortel Inversora S.A.

Telecom Argentina/Telecom               Telecom Argentina Stet-France Telecom
                                        S.A.

Telecom Group/Group                     Economic group formed by Telecom and
                                        its controlled companies.

ENTel Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.

SC                                      The Argentine Secretary of
                                        Communications.

SBT                                     Basic Telephone Services.

CNV                                     The National Securities Commission.

Personal/Nucleo/Cable                   Correspond to the corporations
Insignia/Micro                          controlled by Telecom or that were
Sistemas/Telecom Internet/Publicom/     controlled or jointly controlled by
Nautilus/Multibrand/                    Telecom as defined under the
Latin American                          Argentine Corporation Law or
Nahuelsat/Internacional/Telintar/       that are related parties.


Telecom Argentina USA/                  Corresponds to Telecom Argentina USA
Agroconnection                          Inc. and Agroconnection Inc., a
                                        controlled and a related company of
                                        Telecom, respectively, as defined under
                                        the Argentine Corporation Law.

CNC/CNT The Argentine National Communications Commission, ex Argentine National Communications.

The Pliego                              List of Conditions approved by Decree
                                        No. 62/90, related to the privatization
                                        of ENTel.

STM                                     Mobile Telephone Service.

SRMC                                    Mobile Cellular Radiocommunication
                                        Service.

AMBA Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.

PCS Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

Telecom Italia/FCR/Operators            Telecom Italia S.p.A. and France Cables
                                        et Radio S.A. (a controlled company by
                                        France Telecom S.A.), jointly referred
                                        to as the Operators.

Telefonica                              Telefonica de Argentina S.A.

                                       11
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

SU Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.

IPC                                     Consumer Price Index.

Price Cap                               The application of annual reductions to
                                        the general level of Telecom's rates.

SEC                                     Securities and Exchange Commission of
                                        the USA.

BCRA                                    The Central Bank of the Argentine
                                        Republic.

CPCECABA Professional Board of Economic Sciences of Ciudad Autonoma de Buenos Aires.

Constant pesos                          Currency unit of the financial
                                        statements, that is, constant Argentine
                                        pesos as of period end, according to
                                        FACPCE RT 6.

RT/FACPCE/Argentine GAAP                Technical Resolutions issued by the
                                        Argentine Federation of Professional
                                        Boards of Economic Sciences, that is
                                        generally accepted accounting
                                        principles of Argentina.

VPP                                     Equity method.

IAS/IASC International Accounting Standards issued by the International Accounting Standard Committee.

AFIP/DGI                                The Argentine Tax Authority.

IGJ                                     Justice Department's Inspector General

U.S.GAAP                                Generally Accepted Accounting
                                        Principles in USA.

BCBA/NYSE                               Buenos Aires and New York Stock
                                        Exchanges, respectively.

PPP                                     Share Ownership Program.

EBITDA                                  Earnings before Interest, Taxes,
                                        Depreciation and Amortization.
--------------------------------------------------------------------------------

                                       12
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------




NOTE 1 - COMPANY OPERATIONS

a) The Company was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom which was formed as a result of the privatization of the public telecommunication services under the name of "Sociedad Licenciataria Norte S.A.". Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the "Transfer Date").

     The privatization was effected through a Transfer Agreement (the "Transfer Agreement") between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of ENTel operating assets necessary for the provision of telephone services in the northern region.

b) Telecom was formed as a result of the privatization of ENTel which had provided public telecommunication services in Argentina. Telecom obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunications services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

     Telecom filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging Telecom's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and Telecom remained qualified to provide SBT nationally.

     Likewise Telecom merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, Telecom expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

     Telecom achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at September 30, 2002 are as follows:

    --------------------------------------------------------------------------------------------------------------
                                                                  Ownership     Telecom control
                                                                by Telecom in   is through the        Date of
             Activity                     Subsidiary            capital stock     following:      incorporation in
                                                                  and votes                           Telecom
    --------------------------------------------------------------------------------------------------------------
    Cellular telephone         Telecom Personal                     99.99%             -              07.06.94
       service                 Nucleo                               67.50%         Personal           02.03.98
                               Cable Insignia (a)                   75.00%         Personal           03.18.98
    --------------------------------------------------------------------------------------------------------------
    Data transmission          Micro Sistemas (a)                   99.99%             -              12.01.97
    --------------------------------------------------------------------------------------------------------------
    International              Telecom Argentina USA               100.00%             -              09.12.00
    telephone
    service
    --------------------------------------------------------------------------------------------------------------
    Directories edition        Publicom                             99.99%             -              06.11.92
    --------------------------------------------------------------------------------------------------------------

                                       13
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

    (a) Companies not operative at September 30, 2002.

c) Publicom, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NOTE 2 - REGULATORY FRAMEWORK OF TELECOM

a)   Regulatory bodies and practices

     Telecom and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting Telecom and the development of telecommunication regulations.

                                       14
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


Some of the more pertinent regulations are:

- The Privatization Regulations, which regulate the process of privatization, including the Pliego,

-    The Transfer Agreement,

- Telecommunication licenses granted to Telecom and to subsidiaries that provide telecommunication services,

- Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b)   Licenses held at September 30, 2002

o    Telecom licenses

Telecom holds licenses to provide the following services in Argentina for an indefinite period:

     >    Fixed local telephone service,

     >    Public telephone service,

     >    Long distance, both national and international,

     >    Point to point connections, both national and international,

     >    Telex, both national and international,

     > Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater,

     >    Internet access.

o    Licenses of Telecom's subsidiaries

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Nucleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c)   Causes of revocation of licenses

o    SBT license

Some of the causes that could revoke Telecom's license are:

(i)   the interruption of all or a substantial part of licensed service;

(ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;

(iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.

(iv) reduction of the Company ownership of Telecom's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by the Company shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.

(v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If Telecom's license is revoked, the Company must transfer its shares in Telecom to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these

                                       15
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

shares, the regulatory bodies may renew Telecom's license under conditions to be determined.

o    STM license

According to the STM Pliego, the following causes could revoke Personal's license:

                                       16
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------




(i)   repeated interruptions of the services described in the STM Pliego;

(ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;

(iii) taxes constituted over the license;

(iv)  creditors meeting or bankruptcy of Personal;

(v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

d) Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

     o    General licensing regulation

     Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

     o    National interconnection regulation

     Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (Telecom in the northern zone and Telefonica, in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

     o    SU Regulation

     Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a "play or pay" mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

     The SC repeated during this period the procedure of consulting over the Administration of the SU Fund and over the regulation of the contribution to the Fund. Telecom replied once more that, beyond the specific intention of the procedure of consulting, it is highly necessary to compensate the social benefits programs that are currently being rendered, retroactively from the end of the exclusivity period.

Telecom has filed an administrative appeal to request that certain provisions of regulations issued under Decree No. 764/2000 be revoked.

                                       17
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

e) Regulation for the selection by dialing of the providers of long distance services

On December 28, 2001, the Ministry of Infrastructure and Housing which existed at that time, issued Resolution No. 613/01 which approves the rules for the selection by dialing of the providers of long distance services.

The selection by dialing is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

                                       18
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


The approved regulation set forth the obligation for the local and long distance providers to have available their equipment in order to provide the Selection by Dialing within an eighty day-period from its publication in the official gazette, principally in those places where that method of pre-subscription is offered. Such eighty-day period was extended for additional ninety days by Resolution No. 33/2002 of the Ministry of Economy, in order to analyze the numerous refutations received. Although this period matured in June 2002, the regulation is still under analysis.

f)   Rate structure

On November 28, 1991, Telecom and Telefonica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1) Rates, measured in basic units or "pulsos", are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.

2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561 "Public Emergency law and reform of the exchange rate" effective January 6, 2002, in Section 8, nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$ 1 to $ 1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

o    Rate rebalancing

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 millions. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

o    Price Cap

On December 15, 1999, the "Rate Reduction Agreement between the Argentine government and Telecommunications Companies" was signed, establishing as of March 1, 2000 the following:

     > the reduction of rates to commercial and government clients by 19.5% and,

     > the reduction of rates for measured local service in urban areas and for "0610" service by approximately 5.5%, for customers requesting various discount plans.

On April 6, 2000, the Argentine government, Telefonica and

                                       19
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


Telecom signed an agreement which established, for the application of the year 2000 Price Cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period between November 8, 2000 and November 7, 2001.

                                       20
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



 NOTE 3 - POLITICAL, ECONOMICAL AND SOCIAL CRISIS IN ARGENTINA. DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC
          SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

The operations of the fiscal year ended December 31, 2001 were occurred in a delicate political, economic and social context: the high level of fiscal deficit, the increase of the country's public debt and the significant increase of the country's risk rate and domestic interest rate. Additionally, the unemployment rate and the fall of the gross domestic product reached its maximum levels since the beginning of the Convertibility Regime (estimated between 20% and - 4.7%, respectively).

In July 2001 the National Government, due to the impossibility of financing its deficit with debt in the international markets, enforced a severe adjustment in the public accounts with the implementation of a policy known as "deficit cero". By that policy, the level of public expenses and the transfers of resources to the provinces could not exceed the fiscal monthly proceeds. The implementation of this policy suffered from serious political, economic and social difficulties, which ended in the Congressional electoral defeat of the official political party in October 2001.

The economic recession and the impossibility of implementing policies to overcome it, produced a lack of confidence in the economic agents and in particular in the depositors who started to gradually withdraw their deposits from the Argentine financial system. The situation deteriorated, reaching its highest level by the end of November. In order to avoid the failure of the financial system the National Government on December 3, 2001 issued measures, which increase the use of banking operations in the economy, restricted the free disposition and circulation of cash ("corralito") and the transfer of funds abroad. All working days from December 21, 2001 to January 11, 2002 were declared non-working days for exchange transactions.

After a serious institutional crisis and social pressures, on December 21, 2001 the former president Dr. Fernando de la Rua presented his resignation to the National Congress, which after complying with the formalities foreseen by the National Constitution, appointed Dr. Rodriguez Saa as new president. The new president -who had to call for a national election within ninety days - ratified the enforcement of the Convertibility Law of the peso with the dollar at a rate of $1 = US$1 and decided to restructure the national and provincial public debt ("default of the public sector") by suspending the payment of principal and interest of the internal and external debt.

By the end of December 2001, the seriousness of the crisis produced a new change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rua.

With the purpose of overcoming the crisis, the new administration of Dr. Duhalde decided to abandon the Convertibility Law and to cause a significant change in the economic rules in our country.

>    Principal measures adopted by the National Government

On January 6, 2002, the National Congress issued Law No. 25561 of "Public Emergency and Foreign Exchange System Reform Act"

                                       21
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of "Rearrangement of the financial system" and Decree No. 260/02 of "Foreign Exchange System Reform Act" were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable to the filing date of these consolidated financial statements:

                                       22
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


1.  Transactions due in foreign currency

    On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

    The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient ("CER") and interest rate with a cap stated by the BCRA.

    The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

    The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

    Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

2.  Contracts with the public administration

    US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $ 1 to US$ 1. Additional information is given in Note 13.

3.  Deferred deduction of the exchange rate difference in income tax

    Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to

                                       23
                             NORTEL INVERSORA S.A.
     ---------------------------------------------------------------------------
     January 6, 2002, will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002.

4.   Restriction of transfers of funds abroad

     According to Communication "A" 3688 of the BCRA the transfers to foreign countries for financial loans, earnings and dividends executed until February 8, 2003, inclusive, shall require a previous consent of the BCRA regardless of the manner of payment.

     Subsequently, communication "A" 3709 issued by the BCRA excluded payment of principal and interest services of financial obligations abroad from the previous consent requirement provided that:

o Financial debt has been restructured and judicially approved according to the provisions of the Law of Bankruptcy and Reorganization Proceedings;

o The agreement attained with creditors pursuant to the majorities provided by said law implies refinancing of matured and outstanding debt at average terms pursuant to the agreement that shall not be shorter than four years, providing a grace period not shorter than two years for the payment of principal services;

o Interest services are paid quarterly or at longer terms and the annual interest rate agreed for the refinanced debt is not superior - effectively on an annual basis - to the equivalent of six month LIBO plus 3%;

o The above mentioned agreement provides for releases, discharges, capitalization or other similar measures that consider a reduction of the outstanding principal at the agreement execution date of, at least, 40% of its nominal value or 60% of said value in the case of capitalization;

o The Foreign and Exchange Office has issued an acknowledgement of receipt of the information on the refinanced obligations.

> Principal effects of the measures adopted by the National Government over the business of the Telecom Group

1.   Renegotiation of Telecom's tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of Telecom and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, affects the "natural hedge" mentioned in Note 4.1.e. This is so because the currency of the most significant revenues of Telecom will be the peso, while the currency in which Telecom was financed from the enactment of the Convertibility Law was the US dollar.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in the foreign countries. At September 30, 2002 these debts represented US$2,919 millions approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of Telecom is being affected by the increase of the costs of certain imports of materials necessary for operations.

                                       24
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

The management of Telecom, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow Telecom to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2.   Devaluation of the peso

The devaluation of the Argentine peso had serious consequences on the economic and financial situation of Telecom Group, as follows:

|X| a reduction of 80% of the Shareholders' equity of Telecom existing at the beginning of the fiscal year during the nine month period ended September 30, 2002, considering the exchange relation at September 30, 2002 of US$1 = $3.74 and the basis for accounting described in point 4 below;

|X| a financial impact that derived in the declaration of Telecom's Board of Directors of the suspension of principal and interest payments of the financial debt of Telecom Group (Note 14). The market value of Telecom's corporate bonds is approximately 30% over their book value at September 30, 2002, while this ratio was approximately 88% at September 30, 2001;

|X| a decrease in the market capitalization of Telecom of approximately 91% (US$161 and US$1,711 at September 30 2002 and 2001, respectively) when compared with the ADR evolution at September 30, 2002 and at September 30, 2001 (US$0.82 and US$8.69, respectively).

From the beginning of the operations - November 8, 1990 - until December 31, 2001, Telecom had accumulated net income of $5,576 millions. The net loss for devaluation recorded at September 30, 2002, reached the amount of $3,508 millions, absorbing 63% of the accumulated net income in the period 1990 - 2001.

The Shareholders' equity of Telecom at September 30, 2002, is $1,088 millions and includes assets, net of depreciation, of $1,669 millions generated by capitalized foreign currency exchange differences and higher capitalized interests ($799 millions) and by deferred tax credits of ($870 millions) whose recoverability has been evaluated as described in point 4 below.

A summary of the effects of the peso devaluation in the consolidated statement of income of the Telecom Group is given as follows:

                                                    Estimated
                                                      results     Estimated    Statement   Statement   Variation
                                                      without     effect of    of income   of income     2002
                                                    devaluation  devaluation      at          at        vs.2001
                                                      effects      (2) (**)     9.30.02     9.30.01    (1) - (4)
                                                      (1) (*)                  (3) = (1)      (4)
                                                                                 + (2)
                                                    --------------------------------------------------------------
Net sales                                               2,949           12       2,961       5,116       (2,167)
Operating costs                                        (1,486)         (49)     (1,535)     (2,965)       1,479
                                                    --------------------------------------------------------------

                                       25
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                    Estimated
                                                      results     Estimated    Statement   Statement   Variation
                                                      without     effect of    of income   of income     2002
                                                    devaluation  devaluation      at          at        vs.2001
                                                      effects      (2) (**)     9.30.02     9.30.01    (1) - (4)
                                                      (1) (*)                  (3) = (1)      (4)
                                                                                 + (2)
                                                    -------------------------------------------------------------
EBITDA                                                    1,463          (37)      1,426       2,151        (688)
                                                    -------------------------------------------------------------
Amortization without capitalization                      (1,503)           -      (1,503)     (1,373)       (130)
Amortization of capitalized foreign currency                  -         (101)       (101)          -           -
exchange differences
                                                    -------------------------------------------------------------
Operating profit (loss)                                     (40)        (138)       (178)        778        (818)
                                                    -------------------------------------------------------------
Equity losses from related companies                        (28)            -        (28)        (18)        (10)
Financial and holding results generated by assets        (1,270)        (267)     (1,537)        106      (1,376)
Financial and holding results generated by                  665       (5,892)     (5,227)       (557)      1,222
liabilities
Interests/Capitalized foreign currency exchange              24          900         924          84         (60)
differences
Other expenses, net                                        (115)           -        (115)       (110)         (5)
Unusual losses                                                -            -           -         (24)         24
                                                    -------------------------------------------------------------
Net income (loss) before income tax and minority           (764)      (5,397)     (6,161)        259      (1,023)
interest
                                                    -------------------------------------------------------------
Income tax by results without capitalization                114            -         114        (117)        231
Income tax by devaluation                                     -        1,889       1,889           -           -
Minority interest                                             4            -           4           -           4
                                                    -------------------------------------------------------------
Net income (loss)                                          (646)      (3,508)     (4,154)         142       (788)
                                                    -------------------------------------------------------------

(*) Corresponds to the operations realized by Telecom in local and foreign currency (converted into pesos at the exchange rate of $1 = U$S1), restated in constant pesos of September 30, 2002.

(**) Corresponds to the higher estimated sales and costs in foreign currency, to the investments in foreign companies and to the foreign currency exchange differences and other financial results generated by foreign currency assets and liabilities, net of the effect of inflation and the tax effect, as a consequence of the devaluation of the Argentine peso.

3.   Impact of the crisis on the economic and financial situation of the Group

During the first half of the year, the Argentine economy gradually recovered certain very basic macroeconomic balances. The exchange rate started to slowly stabilize and, consequently, the rate of inflation decreased (retail inflation was 18.9% in 2Q'02 and 7.1 in 3Q'02; wholesale inflation was 48.1% in 2Q'02 and 13.1% in 3Q'02).

Stability in the exchange and inflation rate reported in these months is mainly due to a series of measures on the financial sector that evidence a still very irregular behavior. In fact, there are controls for operations with foreign currency abroad, a great part of bank deposits are still tied up, most of the public debt services payments are in default and, at last, the BCRA has an active involvement in the foreign currency market. Thus, economic authorities have achieved a valuable short term macroeconomic stability controlling both the potential offer and demand of foreign currency. The local financial system will necessarily recover its ordinary functioning for which these

                                       26
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

restrictions should gradually be done away with. This constitutes the main uncertainty factor in the short and medium term.

In relation to the levels of activity, between the second and third quarters the long recession reached a floor after which some production sectors started reporting a certain recovery. This dynamism is presently limited to determined sectors, especially producers of goods for exports (industrial and agricultural) as well as import substitutes.

On the other hand, the services, commerce and construction sectors are still seriously depressed given the weakness of the domestic demand and the fall in consumers' actual income. Likewise, these sectors are the ones that have and intense labor demand.

The balance of payments evolution clearly reflects the dramatic ongoing macroeconomic adjustment process. The net capital inflow during the first semester of 2001 (US$1,400 million) was replaced by a net outflow of US$8,600 million, mostly private funds to purchase foreign assets or cancel foreign private debt. This capital outflow was financed through the loss of international reserves and especially through a current account surplus pushed by an imports contraction.

The importance of the reversion of these capital flows is the main explanation of the economy's recession in the last year (-14.9% pursuant to first semester data). The Peso's actual depreciation is the mechanism that enables this process, which will only be reverted by the stabilization of capital inflows and outflows. In order that capital flows recover their balance it is necessary a deep institutional reconstruction that includes the restructuring of the financial system and public debt.

This process will most surely be long and arduous and highly conditioned by political factors. In the meantime, the actual exchange rate will remain devaluated when compared to Convertibility values. This, in turn, brings about negative consequences for the people's standard of living since the prices of basic consumption goods grow.

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

|X| reduction of 42.1% of the consolidated sales compared with fiscal year 2001, generated by a lower number of clients in fixed and cellular telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and pre payment cellular clients and the marketing decision to postpone the directories edition by the significant reduction of the advertisement as a consequence of the already mentioned economic situation.

|X| the 41.1% decrease in the charges for doubtful accounts receivable compared with fiscal year 2001, principally in the fixed telephone service. However, the allowance for doubtful accounts over net sales represented approximately 6.6% for the nine month periods ended September 30, 2002, and 2001. In addition, in October 2001 Telecom started to receive from its clients provincial bonds and LECOP. The collection in public

                                       27
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


     bonds represented approximately 19% of the total collection of Telecom for the period January'02 - September'02.

|X| the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $35 millions and the increase of the employer's social security contributions by $7 millions.

|X| as a summary of all the foregoing, the operating profit was reduced by $956 millions compared with the nine month period ended September 30, 2001, becoming a loss of $178 millions.

4.   Effects on the significant accounting estimations at September 30, 2002

The above mentioned facts have been taken into account by the management of the Company and Telecom in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company and Telecom have considered the following accounting criteria for the valuation of the assets and liabilities at September 30, 2002 and the quantification of certain significant estimations:

|_|  Criteria for the recognition of the devaluation effects of the peso:
     Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 398/02 that requires the capitalization of foreign currency exchange differences in some circumstances. Telecom has applied the methodology stated in this resolution to calculate the mentioned capitalization (Note 4.2.a).

|_| Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government and CNV Resolution No. 415/02, reestablished the mechanism of restatements of financial statements in constant pesos. The Company and Telecom Group have applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the current consolidated financial statements.

|_| Valuation of the provincial public bonds: as part of the credit collection from the public sector, Telecom has received bonds to cancel the credits for services rendered to the different provincial government. Telecom's intention has been to maintain them until their maturity date for which, following the Argentine GAAP and having financial capacity to retain them, Telecom has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to maintain the provincial bonds until their maturity date, the management of Telecom decided to value since December 31, 2001, the holding of these bonds at their estimated sale price.

                                       28
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


    Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

     a) at its nominal value -without accruing any interests-: for the holding of bonds that Telecom applies for their value and in the short term in order to cancel its tax and commercial liabilities. At September 30, 2002 the Group holds $6 millions of bonds with these characteristics, which were included in Cash and Banks.

     b) at its estimated sale price: for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At September 30, 2002 the Group holds $25 millions of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $70 millions, that are included in Financial and holding results in the Consolidated statement of income.

|_| Recoverability of trade accounts receivable with the public sector: Telecom has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, Telecom has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The financial loss that this delay produces has been considered in Telecom's estimations.

|_| Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash, set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, Telecom has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced in the 2Q02 and 3Q02, as a consequence of the depuration of Telecom's customers base realized in the first quarter of fiscal year 2002.

|_| Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of Telecom fit its estimations according to the advances of the negotiation process and the possible results.

|_| Recoverability of fixed and intangible assets value: at September 30, 2002 the Telecom Group owns fixed and intangible assets (together "fixed assets") for a total of $11,151 millions, equivalent to 81% of the total consolidated assets. As indicated in Note 4.2.f and 4.2.g, these assets are depreciated based on their useful life, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999.

                                       29
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


    The recoverable value of the fixed assets depends on the capacity to generate the net cash flows income sufficient to absorb their depreciation during the periods it is estimated these assets will be useful for the Group.

    The management of Telecom periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

    Notwithstanding the foregoing, the devaluation of the Argentine peso and the "pesificacion" of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of the Telecom's tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

    Despite the already mentioned difficulties and considering the Section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies, in order to assess the recoverable value of the fixed assets, the management of Telecom have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of Telecom in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic - financial projections include the satisfactory results of the Group's financial debt restructuring described in Note 14.

    Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of Telecom's tariffs of and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

|_| Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the tax credit carryforwards against future incomes must be recognized and requires a careful analysis of their recoverability. The amount of the fiscal credit generated by the devaluation at September 30, 2002 is approximately $2,962 millions and its recoverability shall depend essentially on the results of the processes of renegotiation of Telecom Argentina's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of Telecom has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as a temporary difference and has recorded a deferred tax liability of $2,092 millions, so the net tax credit recorded at September 30, 2002 is approximately $870 millions.

                                       30
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


    As a consequence of the existence of taxable losses detailed above, Telecom Group recorded a tax credit on minimum presumed income of $73 millions, which recoverability will be effective as also detailed above.

|_| Classification of debt: as some creditors have exercised their rights on accelerate the maturity of their debts as expressed in Note 14, the management of Telecom has decided to disclose all its debt as current liabilities.

                                       31
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------





NOTE 4 - BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

--------------------------------------------------------------------------------
4.1      Bases of presentation
--------------------------------------------------------------------------------

The Company's consolidated financial statements have been prepared in accordance with Argentine GAAP, established by the FACPCE, considering practices of the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT No. 4, financial statements at September 30, 2002 and 2001 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

      -------------------------------------------------------
                             September 30,
      -------------------------------------------------------
                 2002                           2001
      -------------------------------------------------------
      Telecom                           Telecom
      Publicom                          Publicom
      Personal                          Personal
      Micro Sistemas                    Micro Sistemas
      Telecom Argentina USA             Telecom Argentina USA
                                        Telecom Internet (*)
      -------------------------------------------------------

    (*) Merged into Telecom on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for September 30, 2002.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a)       Financial statements used for consolidation

Financial statements at September 30, 2002 and 2001 and for the nine month periods ended September 30, 2002 and 2001 have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b)       Foreign currency translation

Telecom Group follows FACPCE RT No. 13 to translate the foreign corporations financial statements (Nucleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation.

                                       32
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


According to this RT, the investments in these companies have been valued at exchange rate at period-end.

Net gains or losses resulting from the translation of those financial statements are included in the Company's consolidated results of operations in the period in which they arise.

c) Modification of Argentine GAAP

On December 8, 2000 the CPCECABA approved RT 16, 17, 18 and 19 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC.

These accounting principles have been approved by the CPCECABA with some amendments including the postponement of its effective date. At the date of issuance of these consolidated financial statements, the approval of the CNV is pending with respect to these standards.

On April 5, 2002 the FACPCE approved RT 20, which modified RT 9, 17 and 18, which establishes accounting and disclosure principles for derivatives instruments and hedging activities. At the date of issuance of these consolidated financial statements, RT 20 had not been adopted by any professional council.

If these new standards were adopted by the CNV, they would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

The management of the Company is assessing the impact of these new standards on its financial condition and the results of operations.

d) Accounting for inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statements according to RT 6, amended by RT 19, using the Wholesale Price Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, though Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the nine month periods ended September 30, 2002 and 2001 have been as follows:

  ------------------------------------------------------------------------------
         Periods                   Wholesale Internal          Consumer Prices
                                       Prices Index                 Index
  ------------------------------------------------------------------------------
  January'01 - September'01                (2.33)                  (0.68)
  January'02 - September'02               121.20                   39.66
  ------------------------------------------------------------------------------

                                       33
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e) Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a "natural hedge" with its income fixed in dollars as described in Note 2.f. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in
Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

Telecom and its subsidiaries do not invest in speculative derivative financial instruments.

f) Concentration of credit risk

Telecom and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,310,342 and 3,586,679 at September 30, 2002 and 2001, respectively, and the cellular customer lines (pre-paid lines were not included) were 509,910 and 783,981 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Telecom Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

g) Cash and cash equivalents

In the Consolidated statements of cash flow, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

h) Revenue recognition of Telecom

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, Telecom recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues can not be deferred.

For services paid for by the customers but not yet provided to them, Telecom records a liability.

                                       34
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Both services provided for but not billed and services paid for but not rendered are estimated using technical measurement information systems.


--------------------------------------------------------------------------------
4.2  Principal valuation criteria
--------------------------------------------------------------------------------

a) Balances in foreign currency: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

     As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No 398/02, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

     These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. Telecom calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.r. and Exhibit A.

     Considering that in the second quarter of fiscal year 2002, the restatement in contant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group's business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b) Cash and banks, trade accounts and other receivables and liabilities (except for retirement benefits): at nominal value plus accrued interest at each period-end, where applicable.

c)   Investments:

     >    Short term investments: at nominal value plus accrued interest.

     >    Investment trusts: at the quotation ruling at each period-end.

     > Public bonds to be held to maturity: at cost plus amortized discount earned using the internal rate of return at date of purchase (see additional information in Note 3).

     >    Other public bonds: at market value less estimated sales costs.

     >    Equity investments of Telecom:

          - related companies in which Telecom has significant influence: and its related companies: at the VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Telecom's one, financial statements with a closing date of no more than nine months are used for consolidation purposes. If necessary, the related companies financial statements were adapted using the same accounting principles used for these consolidated financial statements.

                                       35
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

          The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at September 30, 2002, since the approval date of their financial statements.

          -related companies in which Telecom has not significant influence: at cost or estimated market value, the least

     >    Capital contributions: at nominal value restated as detailed in Note
          4.1.d.

     Investments in foreign companies were valued at exchange rates existing at each period-end. Foreign exchange gains or losses are credited to or charged against net income of each period, as appropriate within Financial and holding results - Generated by assets - in the Consolidated statement of income. Investments are detailed in Exhibit C and D.

d) Inventories: at each period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

     The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of Telecom decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of Telecom, promotional prices are not used to calculate the net realizable value of such inventories.

e)   Other assets:

     > Deferred printing costs: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.

     >    Raw materials: at each period-end replacement cost.

f)   Fixed assets:

     > Transferred from ENTel: at the transfer price, restated as detailed in Note 4.1.d less accumulated depreciation at period-end. At September 30, 2002, title transfer of 4% of these assets remains to be completed; Telecom is in full possession of these assets, and they are integrated into the economic activity of Telecom.

     > Acquired subsequent to November 8, 1990: at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

     The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r. and Exhibit A.

     Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the amount of unpaid installments and purchase price options, net of unearned interest, recorded as a liability.

     Fixed assets whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Telecom's investment plan.

                                       36
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

     Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

     Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see additional information in Note
     3). Fixed assets activity is detailed in Exhibit A.

g) Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at period-end.

     The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

     Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, as follows:

     System development costs                    60 months
     Debt issue costs                            Initial debt term
     PCS licenses                                180 months
     Usage rights                                180 months
     Exclusivity rights                          Contract term
     Websites                                    24 months
     Trademarks and patents                      180 months
     Goodwill on investments acquired            60 months

     Intangible assets activity is detailed in Exhibit B.

h) Dismissal indemnities and termination payments are charged to other expenses when a termination decision is made by Telecom.

i) Debt: corporate bonds, together with any premium or discount at issuance, are valued at nominal value plus accrued interest at period-end. Premiums or discounts are amortized on a straight-line basis over the debt period.

     Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of income.

     The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of income. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of income.

j)   Taxes payable:

     > Income Tax: income tax is calculated on estimated taxable income at the statutory tax rate in effect at period-end (35%). The resulting amount was charged to Income tax in the Consolidated statement of income. It also includes the effects of the adoption of the deferral method (see Note 10)

     > Tax on minimum presumed income: the Telecom Group has estimated tax loss carryforward by the end of the year 2002. Consequently, for the nine month period ended September 30, 2002, a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.

                                       37
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


     > Tax on corporate indebtedness: Argentina imposed a tax on certain types of interest and other financial costs paid by Telecom for loans obtained from domestic financial institutions and for the issuance of corporate bonds.

     > Turnover Tax: for the nine month periods ended September 30, 2002 and 2001, respectively, turnover taxes as an overall percent of applicable revenues were 3.33% and 3.42%, respectively.

k)   Other liabilities:

     > Retirement benefits: represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

l)   Reserves:

     > Asset reserves: have been provided for doubtful accounts receivables, other receivables and for inventories whose realization is not assured based upon period-end analyses.

     > Liability reserves: have been provided for contingencies based upon management estimates and the opinion of legal counsel.

     Activity in these reserves is detailed in Exhibit E.

m) Shareholders' equity accounts: they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

n)   Statement of income accounts: they are restated as follows:

     > charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;

     > financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;

     >    other results at cost restated as described in Note 4.1.d.

o) Unusual losses: represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

     They corresponded to a part of the "Tax on credits and debits in bank accounts and other operations" that impacted directly in the costs of the Group, because only one portion of this tax could be deducted from the determinative income tax and VAT until February 18, 2001. The new tax was originally in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

     As a consequence of the serious economic crisis and the importance of this tax measured in terms of tax collection, the management of Telecom estimates that this tax will be in force until December 31, 2002. So that, in the second quarter of fiscal year 2002, $35 millions of unusual losses have been reclassified to Operating costs.

NOTE 5 - DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

                                       38
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

The composition of principal financial statement captions is as follows:

--------------------------------------------------------------------------
Consolidated balance sheets  at September 30,          2002        2001
--------------------------------------------------------------------------
CURRENT ASSETS
a) Cash and banks
            Cash                                            4           -
            Banks                                          70          60
            National and Provincial
             Public bonds (*)                              31           -
                                                 -------------------------
(*) With settlement power in their respective
    jurisdictions and used by Telecom to
    pay taxes there.                                      105          60
                                                 =========================
b) Investments
            Short term investments (Exhibit D)            850         559
            Public bonds (Exhibit C)                       48          55
                                                 -------------------------
                                                          898         614
                                                 =========================

                                       39
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


------------------------------------------------------------------------------
Consolidated balance sheets at September 30,             2002        2001
------------------------------------------------------------------------------
c) Trade accounts receivable
          Basic national and international
          telephone service, data transmission
          and internet                                        549       1.294
          Cellular telephone service in
            the Argentine Republic                            270         565
          Cellular telephone service abroad                    92          71
          Directories edition                                  32         133
                                                     -------------------------
         Subtotal of trade accounts receivable                943       2.063
          Allowance for doubtful accounts
            receivable (Exhibit E)                           (304)       (417)
                                                     -------------------------
                                                              639       1.646
                                                     =========================
d) Other receivables
         Deferred tax assets (Note 10)                        565         102
         Tax credits                                           18          42
         Prepaid expenses                                      14          46
         Accounts receivable from employees                     7          24
         Accounts receivable from unions                        1           2
         Swap agreements collateral                             -         148
         Various                                               37          76
                                                     -------------------------
                                                              642         440
                                                     =========================
e) Inventories
         Cellular handsets and equipment (Exhibit F)           27          88
         Allowance for obsolescence of inventories
          (Exhibit E)                                          (2)        (11)
                                                     -------------------------
                                                               25          77
                                                     =========================
f) Other assets
        Deferred printing costs                                 9          11
         Raw materials                                          5           4
                                                     -------------------------
                                                               14          15
                                                     =========================
NON-CURRENT ASSETS
g) Trade accounts receivable
        Basic national telephone service                        1           4
        Directories edition                                     1           -
                                                     -------------------------
                                                                2           4
                                                     =========================

h) Other receivables
        Deferred tax credit (Note 10)                         136           -
        Credit on tax on minimum presumed income               73          49
        Other tax credits                                       2          14
        Certificates of tax credit                             29          24
        Prepaid expenses                                        8          13
        Receivables from sale of Sky Argentina S.C.A            5          11
        Various                                                 1           2
                                                     -------------------------
          Subtotal                                            254         113
        Allowance for other receivables                       (5)           -
                                                     -------------------------
                                                              249         113
                                                     =========================
CURRENT LIABILITIES
i) Accounts payable
        Vendors                                               424         824
        Advance from customers (Note 4.1.h)                    18          19
        Capital leases (Note 11)                               17          77
        Companies Law No. 19550 Sect. 33 and
          related parties (Note 7.c)                           13         113
                                                     -------------------------
                                                              472       1.033
                                                     =========================

                                       40
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

j) Compensation and social benefits payable
        Vacation, awards and social benefits                   44          91
        Termination benefits                                   14          20
        Compensation fund                                       4           9
                                                     -------------------------
                                                               62         120
                                                     =========================
k) Taxes payable
        Tax on minimum notional income                         37           1
        Income tax (net of payments)                            -          23
        VAT (net of payments)                                  32          75
        Turnover tax                                           24          49
        Tax on corporate indebtedness                           -           4
        Other taxes                                            20          49
                                                     -------------------------
                                                              113         201
                                                     =========================
l) Other liabilities
         Dividends                                              8           4
         Redemption of Class "A" Preferred shares              15           9
         Repair fund                                           13          15
         Contribution to social programs for
           Internet access and other                            6          29
         Various                                                5           7
                                                     -------------------------
                                                               47          64
                                                     =========================

-----------------------------------------------------------------------------
Consolidated balance sheets  at September 30,             2002        2001
-----------------------------------------------------------------------------
NON-CURRENT LIABILITIES
m) Accounts payable
          Vendors                                              -           2
          Capital leases (Note 11)                             3          22
                                                     ------------------------
                                                               3          24
                                                     ========================
n) Compensation and social benefits payable
         Termination benefits                                 20          55
         Compensation fund                                    11          31
                                                     ------------------------
                                                              31          86
                                                     ========================
o) Other liabilities
          Retirement benefits                                  8          15
          Various                                              5          14
                                                     ------------------------
                                                     ------------------------
                                                              13          29
                                                     ========================

-----------------------------------------------------------------------------
Consolidated statement of income                        Income (expense)
                                                        ----------------
Nine month periods ended September 30,                  2002        2001
-----------------------------------------------------------------------------
p) Net sales
 National and international telephone service              1,917       3,328
 Cellular telephone service                                  821       1,405
 Data transmission and Internet                              319         478
 Directories edition                                           6          86
                                                     ------------------------
   Gross sales                                             3,063       5,297
 Turnover tax                                               (102)       (181)
                                                     ------------------------
                                                           2,961       5,116
                                                     ========================
q) Equity loss from related companies
   Amortization of goodwill of Soluciones, Micro
     Sistemas and Cable Insignia                             (10)        (13)
   Multibrand/Latin American Nautilus/Agroconnection         (18)         (5)
                                                     ------------------------
                                                             (28)        (18)
                                                     ========================
r) Financial and holding results
Generated by assets

                                       41
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

      Interest earned on short term investments              (23)         33
      Interest earned on trade accounts receivable            58          69
      Foreign currency exchange gains                        644           4
      Results from translation                                72           -
      Results on holding of national and provincial
        public bonds by collection                           (70)          -
      Losses on exposure to inflation                     (2,225)          -
      Other financial results                                 14           -
                                                     ------------------------
     Total generated by assets                            (1,530)        106
                                                     ------------------------
   Generated by liabilities
      Interest on debt (*)                                  (705)       (511)
      Capitalized interest and foreign currency              129          84
   exchange differences by debt on work in
         progress and intangible assets
      Capitalized foreign currency exchange
   differences by debt                                       795           -
      Results from swaps cancellation                       (286)          -
      Tax on corporate indebtedness                           (4)        (13)
      Foreign currency exchange losses                    (5,140)        (14)
      Gains on exposure to inflation                         956           -
      Other financial results                                (54)        (19)
                                                     ------------------------
     Total generated by liabilities                       (4,309)       (473)
                                                     ------------------------
Total financial and holding results                       (5,839)       (367)
                                                     ========================
(*) Includes (7) and (7), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net
Dismissal indemnities and termination benefits               (27)        (64)
Reserves for contingencies                                   (53)        (33)
Disposal of inventories leased without charge                (22)          -
Net income from sale of fixed assets and other income
  (expense), net                                             (13)        (13)
                                                     ------------------------
                                                            (115)       (110)
                                                     ========================
t) Unusual losses
Tax on credits and debits in bank accounts an other
   bank operations                                             -         (24)
                                                     ========================

NOTE 6 - SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Company uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than nine months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

                                        At September 30,      At December 31,
                                        ----------------      ---------------
                                       2002          2001    2001          2000
                                       ----          ----    ----          ----
   Cash and banks                        74            60     129           53
   Short term investments               850           559     353          701
                                      --------------------  -------------------
   Total of cash and cash equivalents   924           619     482          754
                                      ====================  ===================

Income tax payments are as follows:

                                       42
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------
Periods ended September 30,                          2002          2001
-----------------------------------------------------------------------------
Income tax paid                                           -           234
                                                 ============================

Changes in assets and liabilities by financial statement caption are as follows:

-----------------------------------------------------------------------------
Periods ended September 30,                          2002          2001
-----------------------------------------------------------------------------
Net decrease (increase) in assets
    Investments not considered as cash or cash
     equivalents                                         58             -
    Trade accounts receivable                             8           (80)
    Other receivables                                 1,077           (55)
    Inventories                                         (33)           84
    Other assets                                         (1)            2
                                                      --------------------
                                                      1,109           (49)
                                                      ====================
Net increase (decrease) in liabilities
    Accounts payable                                   (392)         (537)
    Compensation and social benefits payable           (128)          (11)
    Taxes payable                                      (181)          100
    Other liabilities                                   (36)          (34)
    Reserves                                            (95)          (18)
                                                      --------------------
                                                       (832)         (500)
                                                      ====================

o    Principal non-cash transactions

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows are as follows:

Fixed asset acquisitions financed by debt and
  accounts payable                                       11           227
Fixed asset acquisitions financed by capital
  leases                                                  1             4
Intangible assets  acquisitions financed by
  accounts payable                                        -             2
Capitalized interest on fixed assets and
  intangible assets                                      66            84
Inventories leased without charge                        11            27
Transactions with national and provincial public
  bonds
     Trade accounts receivable collections              672             -
      Income tax payments                               (40)            -
     Other taxes payments                              (296)            -
      Accounts payable payments                        (178)            -
                                                      --------------------
                                                        247           344
                                                      ====================
o        Principal investing activities

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior
  periods                                              (224)         (418)
                                                      =====================
Intangible asset acquisitions include the following:

System development costs                                (18)          (42)
Usage rights                                             (1)            -
Exclusivity rights                                       (3)          (13)
PCS licenses                                               -         (186)
                                                      ---------------------
                                                        (22)         (241)
                                                      =====================

Funds used and generated by Investments not considered as cash or cash equivalents are as follows:

Public bonds                                             59           (55)

                                       43
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Proceeds from sales of fixed asset                        1             2
                                                      --------------------
                                                         60           (53)
                                                      ====================

                                       44
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


o        Principal financing activities

The principal components of financing activities are:

Corporate bonds                                         -           361
Bank loans                                              4         1.024
                                                    --------------------
Debt proceeds                                           4         1.385
                                                    ====================
Corporate bonds                                         -          (31)
Notes                                                   -         (221)
Bank loans and others                                (45)         (712)
                                                    --------------------
Repayment of debt                                    (45)         (964)
                                                    ====================
Notes                                                  -            (2)
Corporate bonds                                     (192)         (221)
Swap contracts collateral                            (68)         (148)
Bank loans and others                                (80)         (111)
Fixed asset and inventory acquisitions               (99)         (155)
Tax on corporate indebtedness                         (2)          (20)
Debt issue costs                                        -           (2)
                                                    --------------------
Payment of interest and related expenses            (441)         (659)
                                                    ====================

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AS DEFINED UNDER LAW No.19550 SECTION 33

a)   Related parties

Related parties are those legal entities or individuals other than related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

b)   Management Contract

In accordance with point 3.1.3 of the Pliego, Telecom entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement ("The Contract"). The Management Contract would be automatically renewed as long as Telecom continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide Telecom with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the Board of Directors of Telecom ratified a new five years management contract (effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted Telecom a temporary decrease of the fee set forth in Point 2.7 of the Management Contract, from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

                                       45
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

Considering the seriousness and extension of the economical crisis of Argentina, the Board of Directors asked the Operators to suspend the accrual and payment of the Management Fee. This suspension will be effective from April 1, 2002 through the effectiveness of the public emergency set forth by Law No. 25561.

The reply of the Operators was received on May 31, 2002, expressing their will of not being unaware of Telecom's situation and their conformity to the provisional suspension - except for the provisions of the section referred to as "Management and Know - how" on highly qualified personnel to assist in the management - of the rights and obligations of the parties provided for in such section, which includes the suspension of the accrual and collection of the Management Fee from April 1, 2002 to December 31, 2002. The latter notwithstanding, the special services required by Telecom pursuant to what is specifically provided in the Contract.

France Cables et Radio S.A. and Telecom Italia SpA. (as the Operators - pursuant to Decree No 62/90, as amended and supplemented -) state that, given this complex and extremely serious situation, confirm their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

c) Balances with Law No. 19550, Sect. 33 Telecom's related companies and parties:

--------------------------------------------------------------------------------
Consolidated balance sheets at September 30,             2002           2001
--------------------------------------------------------------------------------
NON-CURRENT ASSETS
Investments
Multibrand (Exhibit C)                                       1            2
                                                    -----------------------
    Total with related companies                             1            2
                                                    =======================
CURRENT LIABILITIES
Accounts payable
Multibrand                                                   1            4
Latin American Nautilus                                      1            -
Nahuelsat                                                    2            -
                                                    ------------------------
                                                    ------------------------
 Total with related companies                                4            4
                                                    ------------------------

--------------------------------------------------------------------------------
Consolidated balance sheets at September 30,             2002           2001
--------------------------------------------------------------------------------
Telecom Italia S.p.A. Argentina branch                       -           35
Telesoft S.p.A. Argentina branch                             -           13
Saritel S.A.                                                 -            4
Pirelli Cables S.A.                                          -            2
Teco Soft Argentina S.A.                                     3            -
France Cables et Radio Argentina Branch                      5           42
Tel 3 S.A                                                    -            4

Sofrecom Argentina S.A.                                      1            9
                                                    ------------------------
 Total with related parties                                  9          109
                                                    ------------------------
Total                                                       13          113
                                                    ========================

d) Transactions with Law N(degree)19550, Sect.33 Telecom's related companies and parties:

                                       46
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Periods ended September 30,                             2002          2001
--------------------------------------------------------------------------------
* Services received                                      Cost of services
  ------------------                                     ----------------
Multibrand                                                    (2)           (4)
Latin American Nautilus                                      (10)           (2)
Nahuelsat                                                     (5)           (9)
Intelsat Ltd.                                                 (5)           (6)
                                                     ---------------------------
                                                     ---------------------------
    Subtotal related companies                               (22)          (21)
                                                     ---------------------------
Telecom Italia S.p.A. Argentina branch                       (12)         (104)
Telesoft S.p.A. Argentina branch                              (9)          (31)
Teco Soft Argentina S.A.                                     (10)             -
Olivetti Argentina S.A.                                       (2)           (4)
France Cables et Radio Argentina branch                      (14)         (108)
Sofrecom Argentina S.A.                                       (8)          (15)
Tel3                                                          (1)           (4)
                                                     ---------------------------
    Subtotal related parties                                 (56)         (266)
                                                     ---------------------------
Total cost of services provided                              (78)         (287)
                                                     ---------------------------

* Goods purchased
Telesoft S.p.A. Argentina branch                               6            44
Teco Soft Argentina S.A.                                       3             -
Pirelli Cables S.A.                                            1             -
Sofrecom Argentina S.A.                                       12            24
Tel3 S.A.                                                      5            15
Olivetti Argentina S.A.                                        -             4
Saritel S.A.                                                   -             4
                                                     ---------------------------
Total goods purchased to related parties                      27            91
                                                     ---------------------------

                                       47
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



e)   Information on companies of the Telecom Group

     >    Merger with Internacional

     Telintar, a company dissolved and then merged with Internacional, that was then merged into Telecom as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 millions. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

     >    Sale of shares of Agroconnection

     On April 24, 2002, Telecom's Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class "A" preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 were paid in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

     >    Sale of interest in Intelsat Ltd.

     On June 6, 2002, the Board of Directors approved the transfer of its interest in Intelsat Ltd. in the Initial Public Offering ("IPO") of its ordinary shares that this company intends to conduct at the NYSE and that must be completed by no later than December 31, 2002. It should only be transferred 200,432 ordinary shares of the whole interest of the Company (260,432 ordinary shares)

NOTE 8- DEBT

Debt consists of the following:

  -------------------------------------------------------------------------
  Consolidated Balance Sheets at September 30,      2002             2001
  -------------------------------------------------------------------------
  Current
  Corporate bonds                                   5,964              701
  Bank loans and others                             2,547            1,017
  Fixed asset acquisitions                          2,789              533
  Inventory acquisitions                              579              153
                                                 --------------------------
                                                   11,879            2,404
                                                 --------------------------
  Non-current (*)
  Corporate bonds                                       -            2,851
  Bank loans and others                                 -              754
  Fixed asset acquisitions                              -            1,254
  Inventory acquisitions                                -              257
                                                 --------------------------
                                                        -            5,116
                                                 --------------------------
  Total debt                                       11,879            7,520
                                                 ==========================

   (*) The increase in current debt is originated in the reclassification as a result of the event of default described in Note 14.

                                       48
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Corporate bonds of Telecom
--------------------------------------------------------------------------------

Telecom issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

                                       49
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                            Annual     Book value     Market value
      Global          Date of      Nominal value   Term, in   Maturity   interest rate     at              at
      Program          issue       (in millions)     Years      date        as a %     09.30.02 (a)     09.30.02
--------------------------------------------------------------------------------------------------------------------
B
--------------------------------------------------------------------------------------------------------------------
     Series C           11.15.95            US$200         7    11.15.02       12.0000           472   (e)      142
     Series E           05.05.97            US$100         8    05.05.05   (b)  5.2450           374            112
     Series F           05.30.97    (d)   Euro 207        10    05.30.07        8.8750           763            267
     Series H           03.18.98    (d)   Euro 207        10    03.18.08   (c) 4.97938           763            267
     Series I           04.08.99          Euro 200         5    04.08.04        8.3750           738            259
     Series K           07.01.99          Euro 250         3    07.01.02        7.2500           923            207
--------------------------------------------------------------------------------------------------------------------
D
--------------------------------------------------------------------------------------------------------------------
     Series 1           04.07.00          Euro 250         3    04.07.03        7.6250           923            323
     Series 2           07.02.01          Euro 190         3    07.02.04        9.5000           701            147
--------------------------------------------------------------------------------------------------------------------
                                                                 Capital plus premiums         5.657          1.724
                                                                                                             =======
                                                                 Accrued payable                 307
                                                                 interest
                                                                                              -------
                                                                                               5.964
                                                                                              =======

(a)  Tax on corporate indebtedness is not included.
(b)  The series was issued at LIBOR plus 3.125%.
(c)  6 months LIBOR plus 1.5%.
(d)  They were originally issued in Itl.
(e)  Last available quotation.

o    Use of financing proceeds

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 millions) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 and 2 were used to restructure liabilities and for working capital in Argentina.

o    Global debt programs

     |_|  Global program B

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At September 30, 2002, Telecom has six series of bonds outstanding under this program.

                                       50
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

     |_|  Global programs C and D

Telecom has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million ("C") and one for medium term debt up to US$1,500 million ("D"). At September 30, 2002, Telecom has two series of bonds outstanding under program D.

o    Characteristics of corporate bonds

Telecom's shareholders granted the Board of Directors of Telecom the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by Telecom, in case that:

                                       51
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


a) Telecom permits certain liens on assets or revenues in order to offer security for certain debt obligations, without offering equal coverage to corporate bonds outstanding.

b) Telecom and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunications services.

--------------------------------------------------------------------------------
Bank loans
--------------------------------------------------------------------------------

|_|  Syndicated loans of Telecom

  ----------------------------------------------------------------------------------------------------------------
      Lead bank      Nominal value  Term,    Maturity     Annual interest rate         Debt       Net book value
                      (in million)  in years   Date              as a %            amortization  at 09.30.02 (a)
  ----------------------------------------------------------------------------------------------------------------
  Banc of America    US$ 135        3        09.28.03  LIBOR plus 1.625% (year 1)  At maturity.               518
                                                       LIBOR plus 1.875% (year 2)  Prepayment
                                                       LIBOR plus 2.125% (year 3)  permitted
  ----------------------------------------------------------------------------------------------------------------
  (a) Includes capital and interest                                                                           518
                                                                                                 =================

At September 30, 2002 LIBOR was 1.71%.

|_|  Titan financial trust

As a consequence of the issuance of Decree No. 992/02 ("Rearrangement of the financial system"), Personal expressed its will of suspending the signature of the documents corresponding to the rescheduling of negotiations intended to amend the terms and conditions of the TITAN Financial Trust - Telecom Personal 2000 Class I, the trustee thereof being Bank of America N.A., Buenos Aires branch, for two promissory notes in the amount of US$30 millions each. This situation generated controversies and differences between the parties resulting in the execution of an arbitration agreement, whose decision shall be unappealable by the parties. If such arbitration does not compel Personal to fulfill the proposal, the notes will be considered as payable on demand.

|_|  Other bank loans

In addition, the Group is indebted under bank loans for 1,826 (capital, interest and exchange rate differences), bearing an average annual rate of 5.39%.

--------------------------------------------------------------------------------
Fixed asset acquisitions
--------------------------------------------------------------------------------

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.89%. Some of the more pertinent are:

o    Ceded by ENTel to Telecom

L'Instituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") granted the Argentine government a loan credit of approximately Euro 103 millions to finance a project for the digitalization of the Argentine telephone network.


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                                       52
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


The Argentine government ceded to Telecom rights to this loan credit for approximately Euro 50 millions. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. Telecom is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed Telecom for telecommunication services rendered to the government after the date of non-compliance. At September 30, 2002, the balance owed is 144, which approximates Euro 39 millions.

o    Japan Bank loan of Telecom

On June 29, 1998 Telecom signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 millions on September 9,1998 with repayment due on June 15, 2010. At September 30, 2002, the balance owed is 361.

                                       53
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Inventory acquisitions
--------------------------------------------------------------------------------

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.84%.

--------------------------------------------------------------------------------
Derivative financial instruments
--------------------------------------------------------------------------------

Under Argentine GAAP, there are no particular accounting and reporting standards for derivative financial instruments. Therefore, the Group records these instruments in accordance with the conditions that arise from the related agreements, recognizing their effects in earnings in accordance with Note 4.2.i. The valuation criterion adopted by Telecom was consistent with that accepted under U.S.GAAP until September 30, 2000.

However, SFAS 133 and 138 "Accounting for derivative instruments and hedging activities" were effective for fiscal years beginning after June 15, 2000 in the United States of America. In accordance with these statements the derivative financial instruments should be designated as:

1. Cash flow hedges: if the hedged risk corresponds to the fluctuations in cash flows.

2. Fair Value Hedges: if the hedged risk corresponds to the fluctuations in fair value of an associated asset or liability.

As described in Note 4.1.e, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $286 millions before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of income and an increase of Telecom Group's financial debt position by US$75 millions. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9 - CAPITAL STOCK

--------------------------------------------------------------------------------
1.   Of Nortel
--------------------------------------------------------------------------------

1.1   Capital stock

The Company's capital at September 30, 2002 is as follows:

Ordinary shares subscribed, paid-in and registered at
  the Public Register of Commerce
Class "A" ordinary shares (belonging to Telecom Italia
  Group)                                                        26.65
Class "B" ordinary shares (belonging to France Cables
  et Radio Group)                                               26.65
                                                             ------------
                                                                53.30
                                                             ============

                                       54
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------



Preferred shares subscribed, paid-in and registered at the
  Public Register of Commerce
Class "A" preferred shares                                      10.62
Class "B" preferred shares                                      14.70
                                                             ------------
                                                                25.32
                                                             ============

1.2  Preferred shares

Classes "A" and "B" preferred shares are governed by the Argentine laws and are related to the jurisdiction of the Ciudad Autonoma de Buenos Aires commercial courts.

>    Class "A" preferred shares

The issuance terms of Class "A" preferred shares provide:

a) An annual cumulative preferential base dividend of 6% for the fiscal years until December 31, 2006 that, for the purposes of its computation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

     In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR. At September 30,2002, the amount of these interests is approximately $ 0.15 millions.

b) An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c) Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

     The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR. At September 30,2002, the amount of these interests is approximately $ 0.55 millions.

d) Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e) Holders of Class "A" preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote applied, each holder of Class "A" preferred shares shall be entitled to cast one vote per share and will vote together with Class "B" preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors where, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class "B" preferred shares in the case they are

                                       55
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


     also entitled to vote. The right to vote of Class "A" preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

     Considering that the Company did not pay Class "A" preferred shares holders the compromised amount due to the fiscal year ended December 31, 2001, these shareholders were entitled to vote, according to the issuance term and conditions applicable to that class of shares. The voting right was exercised in Class "A preferred Shareholders Meeting held on April 25, 2002, in which these shareholders elected a regular director and in Class "A" and Class "B" preferred Shareholders Meeting held on September 13, 2002, in which both shareholders elected a regular director and an alternative director jointly.

f) Class "A" preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class "B" preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No 214/02, explained in Note 4 to the consolidated financial statements, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S, dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as of February 3, 2002 is subject to the application of the "CER" ("reference stabilization index").

As a consequence of the application of the CER, the capital corresponding to Class "A" preferred shares and the dividends accrued at period end, before and after of Decree No.214/02 are as follows:
                                                  Before Decree No. After Decree
                                                    214/02 (US$)    No. 214/02
                                                 -------------------------------
        Class "A" preferred shares:
             Par value                                    11            11
             Amount calculated according to
               the issue terms                           317           396
        Preferred dividends accrued:
             Corresponding to fiscal year 2001            19            24
             Corresponding to fiscal year 2002            10            12

         Class "B" preferred shares

The Terms of Issuance of Class "B" preferred shares set forth that:

a)   Class "B" preferred shares are not redeemable.

b) A non cumulative dividend equivalent to a share (49.46%) of the Company's profits legally available for distribution after the payment of the dividends on Class "A" preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) ("right to dividends"), reducing the

                                       56
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


     formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c) Holders of Class "B" preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote applies, each holder of Class "B" preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class "A" preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company's Bylaws. Class "B" preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class "A" preferred shares if the same were also entitled to vote. Class "B" preferred shares' right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d) Class "B" preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company has agreed not to allow its subsidiary Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders' equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2002, the ratio has exceed 1.75 as a consequence of the devaluation of the peso, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company's Class "B" preferred shares.

>    Class "A" and Class "B" preferred shareholders Meeting

On September 13, 2002, an special Class "A" and Class "B" shareholders Meeting was held, because of the Class "B" preferred shareholders request, in view of the terms and conditions of issuance of the Classes "A" and "B" preferred shares, the Company's By-laws, the Company's quarterly balance sheet approved on June 6, 2002, and the applicable corporate rules and regulations. In that meeting, it was resolved the election of a Director and an Alternate Director by the Class "A" and Class "B" preferred shareholders jointly.

>    Suspension of the listing of securities

Section 42, incise d) of the Rules to List in the BCBA provides that the Stock Exchange shall suspend the listing of securities in the case the financial statements show negative retained earnings amounting to the total shareholders' equity. However, the BCBA, considering that this situation has been generalized, as a result of the Argentine crisis, issued the Administrative Resolution No. 4/2002, approved by CNV Resolution No. 14328,

                                       57
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


suspending the application of incise d) of mentioned section 42, until December 10, 2003. The securities of companies under this condition, will be traded in a reduced trading panel.

>    Transfer of Nortel's listed share to a reduced trading panel

As a consequence of the negative retained earnings shown by the Company in its Consolidated financial statements as of March 31, 2002, because of the serious economic situation of the country described in Note 3, the BCBA resolved to trade Nortel's listed shares in a reduced trading panel, according to the provisions of Section 38 incises b) and c) of the Rules to List in the BCBA.

>    Nortel's ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security can not be less than US$1.00 over a 30-day trading period. Consequently, on July 22, 2002, the Company was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00; if not, the ADRs would be delisted. The Company replied to the NYSE informing that, as approved by the corresponding Shareholders' Meeting, the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards.

--------------------------------------------------------------------------------
2.       Capital stock of Telecom
--------------------------------------------------------------------------------

Telecom's shares are publicly quoted and traded on the BCBA and NYSE Stock Exchanges. Only Class "B" shares are effectively traded, as the Company owns all Class "A" shares and Class "C" shares are dedicated to the Share Ownership Program.

Class "B" shares began trading on the BCBA on March 30, 1992, and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts ("ADR" or "ADS") upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class "B" shares. As from July 15, 1997 Class "B" shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

       Month                 1998        1999       2000       2001       2002
       -----                 ----        ----       ----       ----       ----
                            ----------------------------------------------------
                            Price per share (in Argentine pesos as of each date)
                            ----------------------------------------------------
January ................      6.28       4.80       7.41       4.48       2.68
February ...............      7.35       5.39       8.37       3.25       2.34
March ..................      7.18       5.44       6.94       3.13       1.79
April ..................      7.20       6.85       5.55       3.15       1.15
May ....................      6.20       5.69       4.94       3.14       0.74
June ...................      5.90       5.50       5.52       3.09       0.60
July ...................      6.82       5.39       5.12       1.97       0.68
August .................      4.50       5.63       4.70       1.97       0.74
September ..............      5.92       5.42       4.35       1.71       0.70
October ................      6.50       5.50       3.54       1.25       0.99
November ...............      6.05       5.85       2.96       1.26
December ...............      5.62       6.88       3.04       1.81

                                       58
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


>    Share ownership program

The PPP, established by the Argentine government, included 10% of Telecom's shares, representing the Class "C" shares transferred to the former employees of ENTel by the government in December, 1992. These shares were pledged to guarantee the balance of the sales price owed by the Telecom's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the "Fund") of the PPP were restricted from sale until an injunction is released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93
Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class "C" shares affected to the PPP into Class "B" shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC.

As of September 30, 2002 52,415,411 Class "C" shares have been converted into Class "B" shares.

On September 17, 2002, the Judicial Inspector of the PPP required Telecom to take the necessary steps to convert 15,000,000 Class "C" shares held by the Fund into Class "B" shares since the precautionary measures that affected them had been raised. Telecom replied that a conversion required a Shareholder's Meeting and further proposed to obtain judicial authorization so that said Meeting should consider the conversion of all Class "C" shares into Class "B" shares in order to avoid holding successive Meetings every time shares held by the Fund were released from precautionary measures to be converted. At the date of issuance of these consolidated financial statements, the PPP Inspector has not replied to the proposal.

>    Suspension of the listing of Telecom's securities

Section 42, incise d) of the Rules to List in the BCBA provides that the Stock Exchange shall suspend the listing of securities in the case the financial statements show negative retained earnings amounting to the total shareholders' equity. However, the BCBA, considering that this situation has been generalized, as a result of the Argentine crisis, issued the Administrative Resolution No. 4/2002, approved by CNV Resolution No. 14328, suspending the application of incise d) of mentioned section 42, until December 10, 2003. The securities of the companies under this condition, will be traded in a reduced trading panel.

> Transfer of Telecom's listed shares and Corporate bonds to a reduced trading panel

As a consequence of the negative retained earnings shown by Telecom in its Consolidated financial statements as of March 31, 2002, because of the serious economic situation of the country described in Note 3, the BCBA resolved to trade Telecom's listed shares in a reduced trading panel, according to the provisions

                                       59
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


of Section 38 incises b) and c) of the Rules to List in the BCBA. It has also been transferred to a reduced trading panel the trading of Telecom's Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

>    Telecom's ADRs listing in NYSE

Under NYSE rules, the ADRs average closing price of a security can not be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. Telecom replied to the NYSE informing that the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards.

However, the NYSE requested Telecom to inform if the measures to correct the minimum average share price would be adopted by the Board of Directors within six month of receipt of the notification or if the issue would be discussed in the next Shareholders' Meeting.

After informing its intention to comply with the minimum price criteria for securities listed in the NYSE and reaffirming its plans to keep Telecom's ADS listed on the NYSE, the Board of Directors in its meeting of October 3, 2002 decided to request shareholder approval for an increase in the number of Telecom's Class B shares represented by its ADS (such change the "Ratio Change") and resolved to include the Ratio Change on the agenda for shareholder approval at the next Annual Shareholders' Meeting scheduled for April 2003.

NOTE 10 - INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

>    Income tax

The composition of the income tax recorded in the consolidated statement of income is the following:

  ----------------------------------------------------------------------------
  Nine month periods ended September 30,               2002         2001
  ----------------------------------------------------------------------------
  Current tax (expense) benefit                               -          (90)
  Deferred income tax (expense) benefit                   2,228           37
  Restatement in constant pesos                           1,164          (64)
  Deferred income tax (expense) related to the
   restatement in constant pesos of fixed                (1,389)           -
  assets, intangible assets and other assets
                                                    --------------------------
  Income tax                                              2,003         (117)
                                                    ==========================

>    Deferred income tax

As from October 1, 2000, the Company and the Telecom Group have accounted for income taxes under the deferral method according to the FACPCE RT No. 10.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, tax loss carryforwards and from the tax basis of foreign currency exchange differences generated by

                                       60
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------


debts in
foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

Under U.S.GAAP, SFAS 109 uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of income. In these aspects, SFAS 109 is substantially consistent with FACPCE RT No. 10 and with IAS 12.

The following summarizes the composition of the deferred income taxes:

  -------------------------------------------------------------------------
  Consolidated balance sheets at September 30,            2002        2001
  -------------------------------------------------------------------------
  Net current deferred tax assets (liabilities)
  Allowance for doubtful accounts receivable                99         126
  Capital leases                                             2          29
  Reserves                                                   2           7
  Income tax loss carryforward, net of allowance           546           -
  Fixed assets                                             (21)        (38)
  Intangible assets                                        (35)        (13)
  Capitalized financial results on fixed and
    intangible assets, net of                              (42)        (20)
  depreciation
  Other                                                     14          11
                                                   ------------------------
  Total net current deferred tax assets                    565         102
                                                   ------------------------
  Net non-current deferred tax assets
   (liabilities)
  Capital leases                                             -           7
  Reserves                                                  34          51
  Retirement benefits                                        3           4
  Income tax loss carryforward, net of allowance             3          62
  Fixed assets                                          (1,515)       (374)
  Intangible assets                                        (43)        (31)
  Capitalized financial results on fixed and
    intangible assets, net of                             (600)       (184)
  depreciation
  Foreign currency exchange differences
    originated in the devaluation of the                 2,245           -
  peso
  Other                                                      9          20
                                                   ------------------------
  Total net non-current deferred tax assets
    (liabilities)                                          136        (445)
                                                   ------------------------
  Total net deferred tax assets (liabilities)              701        (343)
                                                   ------------------------

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at September 30, 2002 is as follows:


                                           61
                                  NORTEL INVERSOR S.A.
---------------------------------------------------------------------------------------

 Expiration date    The Company   Telecom   Publicom   Personal   Nucleo   Consolidated
 ---------------    -----------   -------   --------   --------   ------   ------------
  2002                        -         -          -          1       10             11
  2004                       11         -          -          -        8             19
  2005                        -         -          -          2        -              2
  2006                        -         -          -         20        -             20
  2007                                387          3        139        -            529
                    --------------------------------------------------------------------
Subtotal                     11       387          3        162       18            581
Valuation allowance         (11)        -          -         (3)     (18)           (32)
                    --------------------------------------------------------------------
Total                         -       387          3        159        -            549
                    ====================================================================

NOTE 11 - CAPITAL LEASES

At September 30, 2002 the Telecom group holds capital leases in the amount of
90. A summary by major class of fixed assets covered by capital leases, is as follows:

                              Book value     Lease terms    Amortization period
                              ----------     ------------   --------------------
  Computer equipment                 218     2 to 4 years   3, 5, 6 and 10 years
  Vehicles                            17       3 years      5 years
                              ----------
  Original value                     235
  Accumulated depreciation          (145)
                              ----------
  Net value                           90
                              ==========

At September 30, 2002 lease obligations mature annually as follow:

                                 Current                             Non current
                                 -------                             -----------
        At September 30, 2003         18     At September 30, 2004             3
                                                                     -----------
        Unearned interest             (1)                                      3
                                  -------                            -----------
                                      17
                                  ------

NOTE 12 - COMMITMENTS AND CONTINGENCIES

a)   Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes "A" and "B" preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom, non-fulfillment of which could lead to the subsidiary's license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom are as follows:

a) not to reduce its participation in Telecom to less than 51% of the share capital without the authorization of the Regulatory Authority;

                                      62
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

b) not to reduce the participation of the Shareholders in the Company at the time of taking possession to less than 51% of the share capital with voting right, without the authorization of the Regulatory Authority;

c) that the controlling operator shall not reduce its interest in a subsidiary pre-qualified as operator under the terms of 3.1.12 of the Bidding Terms.

The obligations assumed by Telecom are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

b)   Purchase commitments of the Telecom Group

At September 30, 2002 the Telecom Group had entered into purchase contracts with domestic and foreign vendors totaling 24 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

                                      63
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

c)   Contingencies of the Company

1. Proceedings against the Company. Preliminary injunction. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and Others o/summary proceedings (File No. 38352/01)

On April 24, 2001, the Company was served with notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N(degree) 24573) to take place on May 9, 2001 in order to try to reach an agreement with respect to the claim filed by Farallon Telco Argentina LLC. The purpose of the claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on January 19, 2001, with the amount of damages unspecified. At the hearing on May 9, 2001, a new hearing was scheduled for June 6, 2001, which then terminated the mediation process because the parties did not reach an agreement.

Within the scope of this process, the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on January 19, 2001; and b) the appointment of a judicial overseer in charge of informing the court about the Company's administration, performing a comparative analysis of the Company's contracting practices with other national and international telecommunications companies, and informing the court on a monthly basis regarding the state of the Company's corporate books.

Said precautionary measure was appealed by the Company and on May 28, 2002 the Court of Appeals in Commercial Matters resolved as follows: (a) to confirm the suspension of the meeting's resolution of January 19, 2001 regarding item 2 of the agenda; (b) revoking the appointment of a judicial inspector; (c) to seizing Farallon Telco Argentina LLC's interest in the Company; (d) imposing costs of the appeal as incurred.

During the month of December 2001 the Company has been served with a claim filed in the judicial system by the plaintiff. Considering that in the documentation attached to the claim were documents in English language and no translation into Spanish was attached, the Company informed the court about this fact and requested the suspension of the term to answer the pleading (according to Section 123 of the Civil and Commercial Procedural Code). This petition was granted by the court, who decided to suspend the term to answer the pleading on December 19, 2001.

As of the date hereof, this term has not yet been renewed.

2. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. o/pre-trial proceedings

These proceedings were carried out without the intervention of Nortel Inversora S.A., being the plaintiff's purpose to perform certain acts before initiating the main lawsuit. Because of the characteristics of this kind of proceedings, no amounts were involved.

We are not aware of the resolution of this procedure. However, taking into consideration that the plaintiff has served notice of the petition in the proceeding referred to in item c) 1, it is our understanding that the referred pre-trial proceedings have concluded. Upon conclusion of the main petition referred to in item c) 1, the court will probably rule on the fees payable to the attorneys taking part in the pre-trial proceedings, and will then distribute the payments of such fees in the sentence. It is not possible to state the amount of the referred court costs at this time.

                                      64
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

3. Proceedings against the Company. Preliminary injunction. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and Others o/summary proceeding (File N(degree)38977/01)

On August 21, 2001, the Company was served notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N(degree) 24573) to be held on September 12, 2001. The purpose of this claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on April 26, 2001, with the amount of damages unspecified. On September 12, 2001, because some of the parties required to appear in the hearing had not been served notice regarding the aforementioned hearing, a new mediation hearing for October 2, 2001 was scheduled. On that date, because of the absence of the parties that requested the hearing and after forty-five minutes had passed form the scheduled time, upon request of the parties present at the hearing, the mediation process and hearing was closed without reaching any agreement.

The Company was served notice of the scheduling of a new mediation hearing under the scope of this same claim, for November 6, 2001. Considering the facts described in the previous paragraph and the Argentine laws currently in force, the Company didn't attend such hearing, because the scheduling of the same was invalid and, in consequence, unfounded.

Within the scope of this procedure the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on April 26, 2001; and b) the appointment of a judicial overseer in charge of the same activities as the judicial overseer appointed for the case described in point c)1 above.

This preliminary injunction has been duly appealed by the Company. As of date hereof, the Company has not been served notice of the judicial claim against it based on the above-mentioned claim.

4. Private Sector Mediation. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and others o/Nullify of Ordinary Shareholders' Meeting

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon's counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 9, 2002, at the offices of Ms. Dujmovic, the mediator appointed by the Company and the other responding parties. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement.
As of date hereof, the judicial claim has not been served notice to the Company.

5. Private Sector Mediation. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and others o/Nullify of Special Shareholders' Meeting

On July 11, 2002, the Company was notified that a mediation hearing would be held on July 19, 2002. On July 16, 2002, Nortel notified Farallon's counsel, as initiating party, and the mediator appointed by him, that, in exercising its rights under

                                      65
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

the applicable rules in force, it opted for appointing another mediator.

The mediation hearing was held on August 8, 2002, at the offices of Ms. Fernandez Lemoine, the mediator appointed by the Company and the other responding parties. The parties resolved to continue the proceedings and to schedule a new hearing for August 12, 2002. At that hearing, mediation was ended by resolution of the parties, who did not reach any agreement.
As of date hereof, the judicial claim has not been served notice to the Company.

6. GCBA vs Nortel Inversora S.A. enforcement of tax collection proceeding (File EJF N(degree)38.131

The case is heard by the Tax Court: Juzgado en lo contencioso administrativo y tributario de la Ciudad de Buenos Aires N(degree)8, Secretaria N(degree)16. The purpose of the claim is to seek collection of installment No. 12 of gross income tax levied in the City of Buenos Aires pertaining to tax year 1993. The amount sought is of $1,564.44 plus interest and expenses. On October 3, 2002 a defense of full-evidenced payment was raised. The features of the case indicate that the outcome should be favorable for the Company.

d)   Contingencies of the Telecom Group

In the normal course of operations, Telecom is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to Telecom's assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate Telecom regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by the issuance of bonds to Telecom. At September 30, 2002 pending amounts claimed in legal proceedings total 16.

In November 1995 Telecom, Telefonica, Telintar and the Argentine government were served notice of a complaint by a consumer group, "Consumidores Libres Cooperativa Limitada de Provision de Servicios Communitarios". The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Appeals Court rejected some claims and deferred decisions on others until a formal decision is made, being in a evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry

                                      66
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, Telecom was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

Although the outcome of the various legal, fiscal and regulatory proceedings may not be predicted with certainty, the management of the Telecom and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Telecom operations or financial position.

NOTE 13 - RENEGOTIATION OF CONTRACTS OF TELECOM WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

o the impact of the tariffs upon the competitiveness of the economy and the income distribution;

o the quality of the services and plans of investments, if they are contractually foreseen;

o    the client's interests and the possibility to access of the services;

o    the security of the systems;

o    the profitability of the business.

Decree No. 293/02 stated that the Ministry of Economy shall carry out the renegotiations of all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel in each case. The mentioned decree states that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and finally, Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1st, 2002.

In order to comply with such renegotiation procedure, Telecom duly filed with the Contracts Renegotiation Commission information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-

                                      66
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

In the meantime of the renegotiation, Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services.

NOTE 14 - SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of Telecom's tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, Telecom's Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies' financial debt in Argentina. Notwithstanding this, Telecom will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of September 30, 2002, the Telecom Group had principal debt due for US$394 millions, Euro 252 millions and Yen 685 millions, and $ 175 millions and interest debt due for US$17 millions, Euro 41 millions, Yen 32 millions and $ 7 millions. At the date of issuance of these consolidated financial statements, the Telecom Group has principal debt due for US$433 millions, Euro 252 millions and $175 millions and interest debt due for US$22 millions, Euro 41 millions, Yen 32 millions and $ 7 million.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various causes of unfulfillment, among others:

>>   Failure to pay principal or interest of the pertinent loan at maturity;

>> Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 millions ("cross default" clauses);

>> Telecom's written admission of its inability to meet the commitments at maturity;

>> Any final judgement providing for the payment of an aggregate equal or exceeding US$20 millions;

>> Telecom or its material subsidiaries filing petition for bankruptcy relief or reorganization proceedings, or request for approval of an out of court agreement with creditors.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

                                      68
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

At the date of issuance of these consolidated financial statements, some creditors have exercised their rights to accelerate the maturity of their debts by approximately US$20 millions.

Telecom's Board of Directors has taken and will continue to take the pertinent measures to preserve Telecom's value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt and the debt of its subsidiaries in Argentina to propose in due time to its creditors.

On September 17, 2002, the first informative meeting with the main creditors of the Group was held. Likewise, Telecom has the intention to continue discussing with its main financial creditors and to celebrate in Argentina and in foreign countries another informative meetings, which places and dates will be determinated.

Valuation and disclosure of debt as of September 30, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, Telecom has not accrued additional costs for economic penalties as of September 30, 2002, waiting for the results of the debt restructuring process.

In disclosure matters, Telecom disclosed its debt at March 31, 2002, considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights, at the date of issuance of the consolidated financial statements at June 30, 2002, the management of Telecom decided, as from that date, to disclouse debt with an original non current maturity as current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. As of September 30, 2002, this reclassification is approximately $5,722 millions. In this way, there are no disclosure differences between Telecom's accounting policies and U.S.GAAP (SFAS 78).

NOTE 15 - CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

o    The Company capital stock

Due to the economic-financial situation described in Note 3, the Company has significantly reduced its shareholders' equity at period end as a consequence of the losses reported in the nine month period ended at September 30, 2002, that have almost absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

                                      69
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

The future evolution of the Company's shareholders' equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar and Euro exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of September 30, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows sufficient to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

If this condition continues at the date of issuance of the annual financial statements for the 14th fiscal year, the Company could be under the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders' equity.

o    Telecom capital stock

Due to the economic-financial situation described in Note 3, Telecom has also significantly reduced its shareholders' equity at period end as a consequence of the losses reported in the nine month period ended at September 30, 2002, that have absorbed the totality of reserves and more than fifty per cent of the adjusted capital stock.

The future evolution of Telecom's shareholders' equity, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar and Euro exchange rate given its impact in the Group's liabilities valuation (93% of the consolidated liabilities as of September 30, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows sufficient to face its financial obligations in the current maturity dates and (c) the results on the Group's debt restructuring process.

If this condition continues at the date of issuance of the annual financial statements for the 14th fiscal year, Telecom would be under the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when Telecom reports a negative shareholders' equity.

                                      70
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

NOTE 16 - CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies.

For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, Telecom takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

As a consequence of the corporate reorganizations performed by Telecom, voice and data transmission services and Internet are currently rendered by Telecom. The allocation of income and direct costs to fixed national basic telephone service, international telephone service, data transmission service and Internet is made using the internal information systems of Telecom to calculate its results. Based on these systems, the indirect costs of international telephone service, data transmission service and internet have been allocated to fixed national basic telephone service.

As referred to in Note 10, the Company and its subsidiaries have adopted the deferral method to account for the income tax.

Financial expenses related to the acquisition of shares in subsidiaries and irrevocable capital contributions to them, have been allocated to fixed national basic telephone service.

                                                                 71
                                                        NORTEL INVERSOR S.A.
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated statement of income by business segment for the nine month period ended September 30, 2002

-----------------------------------------------------------------------------------------------------------------------------------
                                         Voice and data services
                          -----------------------------------------------------                                             Total
                          National basic  International                                     Cellular                          by
                            telephone       telephone        Data                          telephone  Directories          business
                             service         service     transmission  Subtotal  Internat   service     edition    Nortel   segment
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                     1,739           117             254       2,110         55       791          5          -     2,961

Wages and social benefits      (325)          (16)            (37)       (378)        (6)      (75)       (15)        (1)     (475)
Materials and supplies         (103)           (4)             (5)       (112)        (2)      (26)        (1)         -      (141)
Bad debts expense              (119)           (8)             (1)       (128)        (2)      (62)        (6)         -      (198)
Interconnection costs          (113)            -               -        (113)         -         -          -          -      (113)
Lease of lines and
  circuits                        -            (5)            (12)        (17)        (2)      (14)         -          -       (33)
Fees for debt
  restructuring process         (12)            -               -         (12)         -        (3)         -          -       (15)
Fees and counsel services       (10)            -               -         (10)         -        (3)         -         (1)      (14)
Repayment for services          (44)           (4)             (6)        (54)        (1)       (5)        (2)         -       (62)
Management fees                 (22)            -               -         (22)         -         -          -          -       (22)
Advertising                     (11)            -               -         (11)        (2)      (11)         -          -       (24)
Costs of cellular
  handsets                        -             -               -           -          -       (12)         -          -       (12)
Agent commissions                (2)            -               -          (2)        (1)      (17)         -          -       (20)
Other                          (203)          (14)            (11)       (228)        (4)     (173)        (3)         -      (408)
                          ---------------------------------------------------------------------------------------------------------
EBITDA                          775            66             182       1,023         35       390        (22)        (2)    1,424
Depreciation of fixed
  assets                     (1,066)          (25)            (75)     (1,166)        (3)     (315)        (4)         -    (1,488)
Amortization of
  intangible assets             (47)            -              (1)        (48)        (1)      (67)         -          -      (116)
                          ---------------------------------------------------------------------------------------------------------
Ordinary profit (loss)         (338)           41             106        (191)        31         8        (26)        (2)     (180)
Equity losses from
  related companies             (10)            -             (10)        (20)         -         -         (8)         -       (28)

                                                                 72
                                                        NORTEL INVERSOR S.A.
-----------------------------------------------------------------------------------------------------------------------------------
Financial and holding
  results                    (4,638)            -              (1)     (4,639)         -    (1,171)       (30)         1    (5,839)
Other expenses, net             (59)            -               -         (59)         -       (43)       (13)         -      (115)
                          ---------------------------------------------------------------------------------------------------------
Net income (loss)
  before income tax and
  minority interest          (5,045)           41              95      (4,909)        31    (1,206)       (77)        (1)   (6,162)
Income tax                     1,643           (8)            (36)      1,599        (11)      401         14          -     2,003
Minority interest                 -             -               -           -          -         4          -      1,880     1,884
                          ---------------------------------------------------------------------------------------------------------
Net income (loss)            (3,402)           33              59      (3,310)        20      (801)       (63)     1,879    (2,275)
===================================================================================================================================


                                                                 73
                                                        NORTEL INVERSOR S.A.
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated statement of income by business segment for the nine month period ended September 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                         Voice and data services
                          -----------------------------------------------------                                             Total
                          National basic  International                                     Cellular                          by
                            telephone       telephone        Data                          telephone  Directories          business
                             service         service     transmission  Subtotal  Internat   service     edition    Nortel   segment
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                     3,023           195             394       3,612         69     1,351         84          -      5,116

Wages and social
  benefits                     (551)          (24)            (58)       (633)       (20)     (139)       (77)        (2)      (871)
Materials and supplies         (188)           (9)            (20)       (217)        (2)      (36)       (24)         -       (279)
Bad debts expense              (222)          (15)             (4)       (241)        (2)      (89)        (4)         -       (336)
Interconnection costs          (157)           (2)              -        (159)         -         -          -          -       (159)
Lease of lines and
  circuits                        -             -             (27)        (27)        (2)      (24)         -          -        (53)
Fees and counsel services       (22)            -               -         (22)         -         -          -          -        (22)
Repayment for services          (91)           (7)             (7)       (105)         -       (16)       (18)         -       (139)
Management fees                (206)            -               -        (206)         -         -          -          -       (206)
Advertising                     (73)           (2)             (4)        (79)       (22)      (32)        (2)         -       (135)
Costs of cellular
  handsets                        -             -               -           -          -       (86)         -          -        (86)
Agent commissions               (18)            -               -         (18)        (7)      (57)         -          -        (82)
Other                          (246)          (30)            (28)       (304)        (9)     (282)        (4)         -       (599)
                          ----------------------------------------------------------------------------------------------------------
EBITDA                        1,249           106             246       1,601          5       590        (45)        (2)     2,149
Depreciation of fixed
  assets                       (880)          (29)            (55)       (964)        (2)     (299)        (2)         -     (1,267)
Amortization of
  intangible assets             (51)           (2)             (2)        (55)         -       (49)        (2)         -       (106)
                          ----------------------------------------------------------------------------------------------------------
Ordinary profit (loss)          318            75             189         582          3       242        (49)        (2)       776
Equity losses from
  related companies              (5)            -             (13)        (18)         -         -          -          -        (18)
Financial and holding
  results                      (252)            -               -        (252)         -      (115)          -         -       (367)


                                                                 74
                                                        NORTEL INVERSOR S.A.
------------------------------------------------------------------------------------------------------------------------------------

Other expenses, net             (72)            -             (2)         (74)        (2)      (27)        (7)         -       (110)
Unusual losses                  (20)            -               -         (20)         -        (4)         -          -        (24)
                          ----------------------------------------------------------------------------------------------------------
Net income (loss)
  before income tax and
  minority interest             (31)           75             174         218          1        96        (56)        (2)       257
Income tax                       22           (49)            (66)        (93)         -       (44)        20          -       (117)
Minority interest                 -             -               -           -          -         -          -        (64)       (64)
                          ----------------------------------------------------------------------------------------------------------
Net income (loss)                (9)           26             108         125          1        52        (36)       (66)        76
====================================================================================================================================


                                                        75
                                               NORTEL INVERSOR S.A.
----------------------------------------------------------------------------------------------------------------

Consolidated statements of cash flows by business segment
----------------------------------------------------------------------------------------------------------------
                                                     Voice
                                                      and               Cellular                        Total by
     Nine month period ended                         data               telephone  Directories          business
       September 30, 2002                          Services   Internet   service     edition    Nortel   segment
----------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating
  activities                                          939        12        286         (1)        8       1.244
----------------------------------------------------------------------------------------------------------------
Investing activities
Fixed assets and intangible assets acquisitions      (233)       (1)      (145)        (1)        -        (380)
Other investments not considered as
  cash or cash equivalents                             68         -         (8)         -         -          60
----------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities       (165)       (1)      (153)        (1)        -        (320)
----------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds and repayments of debt, net                   (4)        -        (37)         -         -         (41)
Payment of interest and related expenses             (359)        -        (82)         -         -        (441)
Cash and cash equivalents  transfer between
  business segments                                   (74)      (11)        85          -         -           -

----------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for)
  financing activities                               (437)      (11)       (34)         -         -        (482)

----------------------------------------------------------------------------------------------------------------
Increase  in cash and cash equivalents                337         -         99         (2)        8         442
Cash and cash equivalents at the
  beginning of year                                   388         -         76          3        15         482
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at year-end                 725         -        175          1        23         924
----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                     Voice                                                             Total
                                                     and                Cellular                                        by
     Nine month period ended                         data               telephone  Directories                       business
       September 30, 2001                          services   Internet  service      edition    Nortel  Elimination   segment

-----------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) operating
  activities                                        1,458        (7)       263          2        263       (261)       1,718
-----------------------------------------------------------------------------------------------------------------------------
Investing activities
Fixed asset and intangible asset
  acquisitions                                       (599)       (9)      (467)        (7)         -          -       (1,082)
Other investments not considered as
  cash or cash equivalents                            (53)        -          -          -          -          -          (53)
-----------------------------------------------------------------------------------------------------------------------------
Total cash flows used for investing activities       (652)      (9)       (467)        (7)         -          -       (1,135)
-----------------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds and repayments of debt, net                  215         -        230          7        (31)         -          421
Payment of interest and related expenses             (535)        -       (122)         -         (2)         -         (659)

                                                              76
                                                     NORTEL INVERSOR S.A.
-----------------------------------------------------------------------------------------------------------------------------
Dividends paid                                       (471)        -          -          -       (117)       471         (117)
Dividends paid to minority shareholders
  of Telecom                                            -         -          -          -          -       (210)        (210)
Redemption of Class "A" preferred shares                -         -          -          -       (153)         -         (153)
Cash and cash equivalents  transfer
  between business segments                          (259)       38        221          -          -          -             -
-----------------------------------------------------------------------------------------------------------------------------
Total cash flows provided by (used for)
   financing activities                            (1,050)       38        329          7       (303)       261          (718)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                        (244)       22        125          2        (40)         -          (135)
Cash and cash equivalents at the
  beginning of period                                 692         -          7          -         55          -           754
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at period-end               448        22        132          2         15          -           619
-----------------------------------------------------------------------------------------------------------------------------

NOTE 17 - CONSOLIDATED QUARTERLY INFORMATION
------------------------------------------------------------------------------------------------------------------
                                                                                Net Financial and
                                      Net                        Operating       holding results          Net
         Quarter ended               sales         EBITDA      profit (loss)      income (loss)      income (loss)
------------------------------------------------------------------------------------------------------------------
Fiscal year 2002
March 31,                             1,297           628             78               (5,343)          (2,017)
June 30,                                867           398           (123)              (1,550)            (517)
September 30,                           797           398           (135)               1,054              259
                                    ------------------------------------------------------------------------------
                                      2,961         1,424           (180)              (5,839)          (2,275)
                                    ------------------------------------------------------------------------------
Fiscal year 2001
March 31,                             1,717           699            252                 (124)              38
June 30,                              1,666           699            237                 (121)              11
September 30,                         1,733           751            287                 (122)              27
December 31,                          1,628           595            133                 (140)             (20)
                                    ------------------------------------------------------------------------------
                                      6,744         2,744            909                 (507)              56
------------------------------------------------------------------------------------------------------------------

NOTE 18 - RELEVANT ADDITIONAL INFORMATION

The information described in this note is not required by Argentine GAAP, so that it is additional information. The Management of the Company considers useful this information in order to facilitate the analysis and understanding of the main business variables and particularly the way in which the restatement in constant pesos process has impacted in the amounts of sales, operating costs, EBITDA, financial and holding results and the different captions of the consolidated statement of cash flows.

So that, the historic amounts which have been used to determine the figures in constant pesos at September 30, 2002 and 2001 are as follows:

                                      77
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

o    CONSOLIDATED NET SALES
                                                              September 30,
                                                         -----------------------
                                                             2002          2001
                                                         -----------------------
      National basic telephone service
        Local measured service                                315           323
        DLD measured service                                  260           282
        Monthly basic charges                                 373           417
        Supplementary services (monthly charges)               70            87
        Installation fees                                      12            18
        Public telephones                                     110           131
        Interconnection fixed                                  80            62
        Interconnection cellular                               25            16
        Lease of lines and circuits fixed                      10            18
        Lease of lines and circuits cellular                   13            13
        Others                                                 37            47
        Turnover tax                                          (42)          (47)
                                                         -----------------------
          Total National basic telephone service            1,263         1,367
                                                         -----------------------
      International telephone service
             Outgoing revenues                                 97            88
         Settlement revenues (net)                             (5)            3
         Turnover tax                                          (3)           (3)
                                                         -----------------------
          Total International telephone service                89            88
                                                         -----------------------
      Data transmission
             Terrestrial networks                              57            45
         Lease of data circuits                                18            27
         Monthly charges and Internet traffic                  69            61
         International connectivity                            38            27
        Others                                                 15            24
        Turnover tax                                           (6)           (6)
                                                         -----------------------
          Total Data transmission                             191           178
                                                         -----------------------
      Internet
         Internet monthly fee                                  32            22
         Internet traffic                                      10            10
        Turnover tax                                           (2)           (1)
                                                         -----------------------
          Total Internet                                       40            31
                                                         -----------------------
      Cellular telephony
      o Personal
        Monthly fee and measured service                      174           235
        Pre-paid card                                          83            80
        Calling Party Pays                                    163           185
        Others                                                 72            89
        Turnover tax                                          (23)          (24)
                                                         -----------------------
                                                              469           565
                                                         -----------------------
      o Nucleo
        Monthly fee and measured service                       44            13
        Pre-paid card                                          24             7
        Calling Party Pays                                     70            24
        Others                                                 14             2
                                                         -----------------------
                                                              152            46
                                                         ----------------------
          Total cellular telephony                            621           611
                                                         -----------------------

                                                         -----------------------
          Total directories edition                             5            38
                                                         -----------------------

      Total historical net sales                            2,209         2,313
      Restatement in constant pesos                           752         2,803
                                                         -----------------------
      Total net sales in constant pesos                     2,961         5,116
                                                         =======================

o    CONSOLIDATED OPERATING COSTS

                                                               September 30,
                                                         -----------------------
                                                             2002          2001
                                                         -----------------------
      Wages and social benefits                              (352)         (394)
      Taxes                                                   (59)          (64)
      Tax on credits and debits in bank
          accounts and other operations (*)                   (25)           -
      Materials and supplies                                 (102)         (126)
      Transport and freight                                   (23)          (31)
      Bad debt expense                                       (133)         (152)
      Interconnection costs                                   (83)          (72)
      Rents and Lease of circuits                             (33)          (24)
      Fees for debt restructuring process                     (14)            -
      Fees and counsel services                               (11)          (10)
      Repayment for services                                  (45)          (63)
      Management fees                                         (13)          (93)
      Advertising                                             (17)          (61)
      Cost of terminals                                        (9)          (39)
      Agent commissions                                       (18)          (37)
      Various                                                (200)         (175)
                                                         -----------------------
      Historical operating costs                           (1,137)       (1,341)
      Restatement in constant pesos                          (400)       (1,626)
                                                         -----------------------
      Operating costs in constant pesos                    (1,537)       (2,967)
                                                         =======================
(*) At September'01 were disclosure in unusual losses.


o    CONSOLIDATED EBITDA

      Historical net sales                                  2,209         2,313
      Historical operating costs                           (1,137)       (1,341)
                                                         -----------------------
      Historical EBITDA                                     1,072           972
      Restatement in constant pesos                           352         1,177
                                                         -----------------------
      EBITDA in constant pesos                              1,424         2,149
                                                         =======================

o    CONSOLIDATED FINANCIAL AND HOLDING RESULTS

      Interest earned on short term investments
       and trade accounts receivable                           79            46
      Foreign currency exchange gains                         845             2
      Other financial results                                  18             -
                                                         -----------------------
          Historical financial results generated
            by assets                                         942            48
      Restatement in constant pesos                        (2,472)           58
                                                         -----------------------
          Financial and holding results in constant
            pesos generated by assets                      (1,530)          106

      Interest on debt                                       (568)         (231)
      Foreign currency exchange losses                     (8,845)           (6)
      Results from swap cancellation                         (247)            -
      Other financial results                                 (21)          (15)
                                                         -----------------------
          Historical financial results generated
            by liabilities                                 (9,681)         (252)
      Restatement in constant pesos                         4,448          (305)
                                                         -----------------------
          Financial and holding results in constant
            pesos generated by liabilities                 (5,233)         (557)

                                      78
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

      Capitalized interest and foreign currency
        exchange differences by debt on
        work in progress and intangible assets
        in constant pesos                                     129            84
      Capitalized foreign currency exchange
        differences by debt for fixed assets
        acquisition in constant pesos                         795             -
                                                         -----------------------
      Total financial and holding results in
        constant pesos                                     (5,840)         (367)
                                                         =======================

o    CONSOLIDATED STATEMENT OF CASH FLOWS
      CASH FLOWS PROVIDED BY (USED FOR) OPERATING
      ACTIVITIES
         Net income (loss) in constant pesos               (2,275)           76

         Depreciation of fixed assets and amortization
           of intangible assets                             1,604         1,373
         Other results and a decrease or increase in
           assets and liabilities                           1,879         (672)
                                                         -----------------------
            Total historical cash flows provided
              by operating activities                       1,208           777
         Restatement in constant pesos                         36           941
                                                         -----------------------
      Total cash flows provided by operating
        activities in constant pesos                        1,244         1,718
                                                         -----------------------

      CASH FLOWS PROVIDED BY (USED FOR)
      INVESTING ACTIVITIES
         Fixed asset and intangible asset acquisition        (250)         (489)
         Investments not considered as cash or cash
           equivalents                                         74           (24)
                                                         -----------------------
            Total historical cash flows used for
              investing activities                           (176)         (513)
         Restatements in constant pesos                      (144)         (622)
                                                         -----------------------
      Total cash flows used for investing activities
        in constant pesos                                    (320)       (1,135)
                                                         -----------------------
      CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES
         Proceeds and repayments of debt, net                 (37)          190
         Payment of interest and related expenses            (288)         (298)
         Dividends paid                                         -          (148)
         Redemption of Class "A" preferred shares                           (69)
                                                         -----------------------
            Total historical used for financing
               activities                                    (325)         (325)
         Restatement in constant pesos                       (157)         (393)
                                                         -----------------------
      Total cash flows used for financing activities
        in constant pesos                                    (482)         (718)
                                                         -----------------------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               IN CONSTANT PESOS                              442          (135)
      CASH AND CASH EQUIVALENTS AT THE BEGINNING
        OF THE YEAR IN CONSTANT PESOS                         482           754
                                                         -----------------------
      CASH AND CASH EQUIVALENTS AT PERIOD END
        IN CONSTANT PESOS                                     924           619
                                                         =======================

NOTE 19 - UNCONSOLIDATED INFORMATION

Nortel's unconsolidated financial statements account for its approximately 54.74% interest in Telecom common stock by the equity method. Amounts included under the "Equity income from related companies" caption of Nortel's unconsolidated financial statements for the nine month periods ended September 30, 2002

                                      80
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

and 2001 reflect approximately 54.74% of Telecom's net income for those periods.

BALANCE SHEETS
--------------------------------------------------------------------------------
At September 30,                                             2002          2001
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Investments                                                    23            15
                                                         ----------------------
Total current assets                                           23            15
                                                         ----------------------
NON-CURRENT ASSETS
Investments                                                   595         2,890
                                                         ----------------------
Total non-current assets                                      595         2,890
                                                         ----------------------
Total assets                                                  618         2,905
                                                         ======================
CURRENT LIABILITIES
Other liabilities                                              23            13
                                                         ----------------------
Total current liabilities                                      23            13
                                                         ----------------------
SHAREHOLDERS' EQUITY                                          595         2,892
                                                         ----------------------
Total liabilities and shareholders' equity                    618         2,905
                                                         ======================

STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Nine month periods ended September 30,                       2002          2001
--------------------------------------------------------------------------------
Equity income from related companies                       (2,274)           78
Administrative expenses                                        (2)           (2)
Financial and holding results                                   1             -
Income tax                                                      -             -
                                                         -----------------------
Net income (loss)                                          (2,275)           76
                                                         =======================

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Nine month periods ended September 30,                       2002          2001
--------------------------------------------------------------------------------

Cash flows provided by (used for) operating activities
   Net income (loss)                                       (2,275)           76
Adjustments to reconcile net income to net
  cash provided by operating activities
   Equity income from related companies                     2,274           (78)
   Interest and other financial expenses                       (1)            -
   Cash dividends received                                      -           261
  Increase in liabilities                                      10             4
                                                         -----------------------
    Total cash flows provided by operating activities           8           263
                                                         -----------------------
Cash flows provided by (used for) financing activities
   Repayment of debts                                           -           (31)
   Payment of interests and related expenses                    -            (2)
   Cash dividends paid                                          -          (117)
   Redemption of Class "A" preferred shares                     -          (153)
                                                         ----------------------
Total cash flows used for financing activities                  -          (303)
                                                         ----------------------
Total decrease in cash and cash equivalents                     8           (40)
Cash and cash equivalents at the beginning of the year         15            55
                                                         ----------------------
Cash and cash equivalents at period end                        23            15
                                                         ----------------------

NOTE 20 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these

                                      81
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

                                      82
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------


1.   Differences related to measurement unit

o    Restatement of Financial Statements for Wholesale Price Index changes

As described in Note 4.1.d, the accompanying financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements in countries with highly inflationary economies as defined by U.S.GAAP.

Due to the Argentine economy has experienced periods of significant inflation and currently, is considered as inflationary economy, the reconciliation of Argentine GAAP to U.S.GAAP of net income and shareholders' equity does not take into account the revaluation to pesos of constant currency as a reconciling item.

2.   Differences related to the disclosure criteria

o Classification of Other expenses, net in the Consolidated statements of income

Under U.S.GAAP the following items included in the financial statement caption "Other expenses, net" would have been reclassified as a net deduction from Operating profit:

          ============================================================
                                                     September 30,
                                                   2002         2001
                                               -----------------------
                                                   Income (expense)
          Termination benefits                      (27)       (64)
          Reserves for contingencies                (53)       (33)
                                               ---------------------
          Total                                     (80)       (97)
          ==========================================================

o Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets

Telecom Group has classified its deferred tax balances as current or non-current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to the expected reversal date of the temporary difference.

                                      83
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP, before considering the tax effects originated by the differences mentioned in point 3, are as follows:

===============================================================================================================
                                                                          Net deferred tax assets (liabilities)
---------------------------------------------------------------------------------------------------------------
                                                                            Current     Non-current      Total
---------------------------------------------------------------------------------------------------------------
Amounts per consolidated balance sheets at September 30, 2002                   565           136          701
Reclassification of deferred tax assets and liabilities                          98           (98)           -
                                                                          -------------------------------------
Revised amounts under U.S.GAAP at September 30, 2002 (*)                        663            38          701
                                                                          =====================================

Revised amounts under U.S.GAAP at September 30, 2001                            173          (516)        (343)
===============================================================================================================

(*) Under U.S.GAAP, a valuation allowance for the total amount of this tax credit has been recorded (see "Recoverability of tax credits" described in 3 below).

3.   Differences related to valuation criteria

o    Preferred shares

Under Argentine GAAP redeemable preferred shares are included under the "Shareholders' equity" caption and dividends are not accounted until declared.

Under U.S.GAAP Class "A" preferred shares are excluded from equity because redemption is outside the issuer's control, and the corresponding unpaid dividends should be accrued even if not declared.

o    Valuation of assets and liabilities in foreign currency as of December 31,
     2001

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP required that the companies recognized their assets and liabilities denominated in U.S. dollar using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants' International Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the "Israeli case").

During the nine month period ended September 30, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was also recorded in net income (loss) for Argentine GAAP purposes; so at September 30, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

The summary of principal adjustments to U.S.GAAP corresponding to the six-month period ended September 30, 2002 includes a reconciling item for the difference in the timing of the recording of such losses.

o    Accounting for Derivative Instruments and hedging activities

As described in Note 8, the Group records derivative financial instruments as either assets or liabilities in accordance with the conditions that arise from the related contracts. Under

                                      84
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------


U.S.GAAP, SFAS 133 and 138 establish that derivative financial instruments should be recognized at their fair value as either assets or liabilities in the consolidated financial statements.

In case of a cash flow hedge, the change in the fair value of derivative financial instruments is recognized in Other comprehensive income in shareholders' equity, which is reclassified into earnings in the same period in which the hedged assets or liabilities affect earnings. On the other hand, in the case of a fair value hedge, the change in the fair value of derivative financial instruments is recognized currently in earnings, which are totally or partially offset by the measurement at fair value of the hedged items.

In both cases, the ineffective portion of derivative financial instruments is directly reported in earnings as soon as such condition is known.

o Capitalization of foreign currency exchange differences by debt for fixed assets acquisitions

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, admitting the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

o    Capitalization of interests in work in progress

Under Argentine GAAP, the capitalization of interests on associated third party financing, including foreign currency exchange differences, is permitted for those assets which are constructed over a prolonged period of time. U.S.GAAP only permits capitalization of the interest for work in progress.

o    Valuation of inventories and raw materials

As described in Note 4.2.d and 4.2.e, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

                                      85
                              NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

o    Foreign currency translation

Under Argentine GAAP and as indicated in Note 4.1.b., the equity investments of Telecom in foreign companies have been translated into Argentine pesos at the exchange rate at each period end, in accordance with RT 13 of the FACPCE. Likewise, and according to that RT, the results generated by the mentioned translation has been recognized in the caption Financial and holding results in these consolidated financial statements.

Notwithstanding, SFAS 52 requires the functional currency definition corresponding to equity investments in foreign companies and, if corresponds, the measurement of these investments in functional currency, before the translation of the assets and liabilities of the foreign companies into exchange rate at period end.

This measurement is required if the functional currency is different from the currency of the country in which a parent company has the investment and generates exchange rate differences that are recognized as income/expense. Likewise, SFAS 52 states that the results from translation from functional currency to reporting currency, the Argentine peso for Telecom, have to be recognized in a Reserve of shareholders' equity.

o    Revenue recognition

As described in Note 4.1.h, Telecom recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, "Revenue recognition" of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess can not be deferred.

Since Telecom's installation costs exceed the related revenues, Telecom believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant.

o    Recoverability of tax credits

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, the management of Telecom, as required by Argentine GAAP, considers that all tax credits are not valued in excess of recoverable value under its economic-financial projections, based on alternative scenarios of macro-economic and financial telecommunication cases which are considered probable and conservative and are related to the result of the renegotiation of Telecom's tariffs and the Group's financial debt restructuring processes.

However, SFAS 109 states more specific and strict rules to evaluate tax credits, referred to income tax, recoveraility. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a total or partial valuation allowance

                                      86
                             NORTEL INVERSORA S.A.
-------------------------------------------------------------------------------

is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Nevertheless, the economical-financial projections before mentioned as evidence of the probable tax credits recoverability, considering the complex macroeconomic context and the uncertainties that affect the Group business, under U.S.GAAP, they would not be considered sufficient positive evidence for the recoverability of these assets. Likewise , if following the provisions of SFAS 109 and adopting a prudent position. The management of Telecom, in the reconciliation to U.S.GAAP, has considered a valuation allowance for the total amount of tax credits related to income tax

o    Reconciliation of net income and shareholders' equity to U.S.GAAP

The following table summarizes the principal adjustments to net income and shareholders' equity had U.S.GAAP been applied rather than Argentine GAAP:

====================================================================================================================
                                                           Nine month periods ended September 30,
                                         ---------------------------------------------------------------------------
                                                         2002                                 2001
                                         ---------------------------------------------------------------------------
                                                     Accumulated
                                                       Other                             Accumulated
                                                    comprehensive                            Other
                                                       income     Shareholders'  Net     comprehensive  Shareholders'
                                         Net income    (loss)        equity     income  income (loss)      equity
                                         ---------------------------------------------------------------------------
Amounts per consolidated financial
  statements                                 (2,275)           -         595        76              -        2,892
U.S.GAAP adjustments Increase (decrease)
as a result of:
   Redeemable preferred shares                  176            -        (413)      (38)             -         (577)
   Valuation of assets and  liabilities in
     foreign currency as of December 31,
     2001                                     3,574            -           -         -              -            -
   Derivative financial instruments             115            -           -         - (a)       (217)        (217)

Foreign currency exchange differences
  capitalized in fixed assets                  (694)           -        (694)        -              -            -
Capitalization of interests in work in
  progress                                      (63)           -         (63)        -              -            -
Valuation of inventories and raw
  materials                                      (9)           -          (9)        -              -            -
Foreign currency translation                     (3)          73          70         -              -            -
Tax effects on U.S.GAAP adjustments          (1,024)           -         268         -             76           76
Valuation allowance for tax credits             531            -        (774)        -              -            -
Minority interest                            (1,098)         (33)        544         -             64           64
                                         ---------------------------------------------------------------------------
Amounts per consolidated financial
  Statements per U.S.GAAP                      (770)          40        (476)       38            (77)        2,238
====================================================================================================================

(a) The derivative financial instruments have been effective during the nine month period ended September 30, 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during this period.

                                      87
                             NORTEL INVERSORA S.A.
-------------------------------------------------------------------------------

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and Other comprehensive income. This statement requires that an enterprise classify items of other comprehensive income by their nature and display the accumulated balance of other comprehensive income separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated other comprehensive income for the nine month periods ended September 30, 2002 and 2001 is presented below, net of income tax effects:

     ===========================================================================
                                                    Nine month periods ended
                                                            September 30,
                                                    ----------------------------
                                                     2002                 2001
                                                    ----------------------------
     Balances at the beginning of period              (75)                 (18)
     Derivative financial instruments
       Change on derivative financial instruments    (140)                (244)
       Reclassification into earnings                 351                   75
     Foreign currency translation                      72                    -
     Tax effect                                       (74)                  58
     Minority interest                                (94)                  51
     ---------------------------------------------------------------------------
     Balances at period end                            40                  (78)
     ===========================================================================

Net income per share amounts in pesos, for the nine month periods ended September 30, 2002 and 2001 are as follows:

     ===========================================================================
     Consolidated financial statements under U.S.GAAP
       Net income (loss) per ordinary share                  (73.74)      3.64
       Net income (loss) per Class "B" preferred share      (256.34)     12.65
       Net income (loss) per ADS                             (12.82)      0.63
     ===========================================================================

o    Newly issued accounting pronouncements under U.S.GAAP

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. This

                                      88
                             NORTEL INVERSORA S.A.
-------------------------------------------------------------------------------

statement will be effective for the Company in the first quarter of 2003.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP. However, based on a preliminary analysis, it is anticipated that the impact will not be material to the reconciliation of net income and shareholders' equity under U.S.GAAP.

NOTE 21 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock and plus share issue premiums.

NOTE 22 - EVENTS SUBSEQUENT TO SEPTEMBER 30, 2002

o    Reimbursement of Municipal taxes to Telecom's customers

On October 30, 2002, the CNC, through Resolution 1144/02 required Telecom not to invoice the municipal taxes increase to its customers and to reimburse them the amounts billed for that concept. At the date of issuance of these consolidated financial statements, the Management of Telecom and its legal counsel are evaluating the legal basis of the requirement and the measures to adopt.


                                                              Christian Chauvin
                                                                  President
                                                                  ---------

                                           89
                                 NORTEL INVERSORA S.A.
----------------------------------------------------------------------------------------------------

                                                                                           Exhibit A


                      Consolidated balance sheets at September 30, 2002 and 2001
                                         FIXED ASSETS ACTIVTY
                        (In millions of Argentine constant pesos - Note 4.1.d)

====================================================================================================
                                                Capitalized
                            Amounts              foreign
                              at      Additions  currency    Results                       Amounts
           Main account    beginning    from     exchange      from     Transfe- Retire-  at period
                            of year   purchases differences translation  rences   ments      end
                                                   (Note
                                                  4.2.a)
----------------------------------------------------------------------------------------------------
Land                             120          -           -           -        1       -        121
Buildings                      1,613          -          38           -       30      (8)     1,673
Transmission equipment         4,652         14         298           8      124      (3)     5,093
Switching equipment            3,556          2         192           5       94       -      3,849
Power equipment                  502          1          13           5       10      (2)       529
External wiring                5,652          -         156           -      156       -      5,964
Telephony equipment,
  instruments and systems
  for improvement in
  services                       762          6          35           5       51      (1)       858
Cellular handsets leased
  without charge                 368         11           -           3        3     (60)       325
Vehicles                         111          -           -           -        -       -        111
Furniture                        106          1           -           -        1      (1)       107
Installations                    503          1           -           1        1      (1)       505
Computer equipment             2,100         13          63           4      209      (4)     2,385
Work in progress                 712        153          63           -     (674)      (4)      250
Materials                         89         17           -           -       (6)     (43)       57
                          --------------------------------------------------------------------------
Total 2002                    20,846        219         858          31        -    (127)    21,827
====================================================================================================

====================================================================================================
Total 2001                    20,805        765           -           -        -    (970)    20,600
====================================================================================================

                                           90
                                 NORTEL INVERSORA S.A.
----------------------------------------------------------------------------------------------------

(Table continued)

========================================================================================    ==========
                                               Depreciation
                           -----------------------------------------------------
                                          For the period                           Net           Net
                           Accumulated    --------------                           book         book
        Main account       at beginning   Annual          Retire-   Accumulated    value        value
                              of year      rate   Amount   ments   at period end   2002         2001
                                           (%)
------------------------------------------------------------------------------------------------------
Land                                  -        -       -        -              -     121           119
Buildings                          (535)   4 - 9     (57)       -          (592)   1,081         1,081
Transmission equipment           (2,167) 10 - 11    (393)       -        (2,560)   2,533         2,461
Switching equipment              (1,910)      10    (313)       -        (2,223)   1,626         1,650
Power equipment                    (214) 10 - 20     (43)       -          (257)     272           290
External wiring                  (2,941)       7    (251)       -        (3,192)   2,772         2,705
Telephony equipment,
  instruments and systems
  for improvement in
  services                         (547) 13 - 18     (55)       -          (602)     256           206
Cellular handsets leased
  without charge                   (270)     100     (65)       38         (297)      28           122
Vehicles                            (78) 20 - 40      (9)        -          (87)      24            35
Furniture                           (60) 10 - 20      (7)        -          (67)      40            46
Installations                      (260)  9 - 33     (44)        -         (304)     201           253
Computer equipment               (1,186) 18 - 33    (258)        -       (1,444)     941           816
Work in progress                      -        -       -         -            -      250           947
Materials                             -        -       -         -            -       57           117
                          ---------------         ---------------------------------------   ----------
Total 2002                      (10,168)       (a)(1,495)       38      (11,625)  10,202
=========================================================================================

=========================================================================================
Total 2001                       (9,394)          (1,267)      909       (9,752)                10,848
=======================================================================================================

(a) Includes (101) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (7) corresponding to Results from translation.

                                       91
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                                                                         Exhibit B

                                     Consolidated balance sheets at September 30, 2002 and 2001
                                                     INTANGIBLE ASSETS ACTIVITY
                                       (In millions of Argentine constant pesos - Note 4.1.d)

==========================================================================================================================  ======
                                                                                       Amortization
                                  Original             Results                   --------------------------------
                                   value                from    Retire-  value   Accumulated   For    Accumulated    Net      Net
              Account               at      Additions  trans-    ments    at          at       the     at period   balance  balance
                                 beginning             lation            period   beginning   period      end       2002     2001
                                  of year                                 end      of year
--------------------------------------------------------------------------------------------------------------------------  -------
System development costs               402         22       2       (1)     425        (130) (a) (66)        (196)     229      259
Debt issue costs                        78          -       -        -       78         (57) (b)  (7)         (64)      14       26
PCS license                            662          -       -        -      662         (71) (c) (33)        (104)     558      601
Band B of Paraguay license             100          -       4        -      104         (39) (c)  (9)         (48)      56       62
Usage rights                            52          1       -        -       53         (22) (d)  (2)         (24)      29       29
Exclusivity rights                     102          1       -       (2)     101         (35) (e)  (9)         (44)      57       69
Websites                                 2          -       -        -        2          (2)       -           (2)       -        -
Trademarks and patents                   9          -       -        -        9          (3)       -           (3)       6        7
Goodwill on the acquisition of
  Soluciones                            72          -       -        -       72         (62) (f) (10)         (72)       -       11
Goodwill on the acquisition of           5          -       -        -        5          (5)       -           (5)       -        -
Micro Sistemas
Goodwill on the acquisition of           1          -       -        -        1          (1)       -           (1)       -        -
Cable Insignia
                                  ----------------------------------------------------------------------------------------  -------
Total 2002                           1,485         24       6       (3)   1,512        (427)    (136)        (563)     949
==========================================================================================================================

===========================================================================================================================
Total 2001                           1,404         51       -        -    1,455        (265) (g)(126)        (391)            1,064
===========================================================================================================================

a) Included 22 in Cost of services provided, 3 in Administrative expenses, 39 in Sales expenses and 2 in Financial and holding results (Results from translation).
b)   Included in Financial and holding results.
c) Included 41 in Cost of services provided and 1 in Financial and holding results (Results from translation).
d)   Included in Administration expenses.
e)   Included in Sales expenses.
f)   Included in Equity losses from related companies.

                                       92
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

g) Included 42 in Cost of services provided, 4 in Administrative expenses, 60 in Sales expenses, 7 in Financial and holding results and 13 in Equity losses from related companies.

                                       93
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                                                               Exhibit C

                     Consolidated balance sheets at September 30, 2002 and 2001
                             INVESTMENTS IN OTHER COMPANIES AND PUBLIC
                    SECURITIES (In millions of Argentine constant pesos, except per amount - Note 4.1.d)

=========================================================================================================================
                                                        Characteristic of the             09.30.02               09.30.01
                                                              securities
                                                      -------------------------------------------------------------------
                Denomination and type                 Class      Par                    Net     Restated   Book    Book
                                                        of      value      Amount   realizable    cost     value   value
                                                      shares                           value     value
-------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Public bonds
    Argentina 2004 Bond (b)                                   US$    1  12,000,000      n/d        12       48       -
    Province of Corrientes Bond (a)                             $    1     757,454        -         1        -       2
    Cecacor Bond (a)                                            $    1                    -         -        -       7
    Other bonds                                               US$    1                    -         -        -      46
                                                                                      ----------------------------------
Total current investments                                                                 -        13       48      55
                                                                                      ==================================
NON- CURRENT INVESTMENTS
Public bonds
    Argentina 2004 Bond (b)                                   US$    1  18,000,000      n/d        18       66      67
    Dorado Bond (a) (c)                                         $    1  12,481,003      n/d        12        5       -
    Province of Formosa Bond (a)                              US$    1                    -         -        -       2
    Province of Corrientes Bond (a)                             $    1   5,069,115        2         5        2      13
                                                                                      ----------------------------------
  Total public bonds                                                                      2        35       73      82
                                                                                      ----------------------------------
Related companies Law No. 19550 Sect.33 of
  Telecom
     Multibrand (d)                                 Ordinary    $    1       3,000                  1        -       -
     Latin American Nautilus                        Ordinary  US$    2   3,000,000                  6        5      11
     Agroconnection                                 Preferred US$    1                              -        -       2
Related parties
     Nahuelsat S.A.                                 Ordinary    $1,000       5,750                  6    (h) -      9
                                                                                      ----------------------------------
Total related companies Law No. 19550 Sect.33 of
  Telecom                                                                                          13        5      22
                                                                                      ----------------------------------
Investment in Intelsat Ltd.                         Ordinary  US$    3     260,432                  3       12       7
Advances for the acquisition of shares of Latin
American Nautilus                                                                                   1        5       2
                                                                                      ----------------------------------
Total non-current investments                                                                      52       95     113
========================================================================================================================

                                       94
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

====================================================================================================================
                                                  Law No. 19550 - Sect. 33                   Related parties
      Information on the issuer                 Related companies of Telecom                    of Telecom
                                      ------------------------------------------------------------------------------
                                            Multibrand            Latin American                Nahuelsat
                                                                    Nautilus(f)
--------------------------------------------------------------------------------------------------------------------
Main activity                         Administration and     Telecommunication         Obtaining, installing and
                                      management of a        services                  operating satellite
                                      multibrand fidelity                              communications systems and
                                      program                                          trading of its services
Percentage participation in capital            25%                      10%                       5.75%
stock
Financial statements closing date          December 31              December 31                December 31
Financial statements used to
determine the  equity value:
- Date                                       9.30.02                  6.30.02                    12.31.01
- Duration of the period                     9 months                6 months                   12 months
- Board of Directors' approval date          10.18.02                    -                       5.23.02
- Report on review                           10.18.02                    -                       5.17.02
- Audit scope                             Limited review                 -                      Full audit
- Type of report of the independent     With observations                -                 Qualified report (g)
Accountants
- Capital stock (par value) (e)                 -                       224                        100
- (Loss) Income for the year/period            (6)                     (55)                        (2)
- Shareholders' equity at                      (3)                      36                          57
year/period-end
====================================================================================================================

a) Telecom received these bonds in order to cancel trade accounts receivable with some provinces government.
b)   Telecom intends to hold these bonds to their maturity date.
c)   This bond was converted into pesos according to Decree No. 214/02.
d) Net of a loan granted to Multibrand of 1 and 2 at September'02 and September'01, respectively.
e)   Expressed in millions of $.
f) The unaudited information originally provided by this company was adapted to Telecom's accounting policies.
g) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of consolidated information.

                                       95
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

h) From June 2002, Telecom has recorded to zero its participation in Nahuelsat, because it has been estimated that the impact in the Peso devaluation, based on the last financial statements issued by Nahuelsat, would generate a significative decrease in its shareholder's equity, and remote possibilities in the recoverability of this investment.

                                       96
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                      Exhibit D


           Consolidated balance sheets at September 30, 2002 and 2001

                               OTHER INVESTMENTS
             (In millions of Argentine constant pesos - Note 4.1.d)


================================================================================
      Denomination and type            Cost at           Book value at
                                  ----------------------------------------------
                                       09.30.02     09.30.02        09.30.01
--------------------------------------------------------------------------------

CURRENT INVESTMENTS

Short term investments                      616          616             363
        In foreign currency                 234          234              24
        In Argentine pesos
Investment trusts                             -            -             170
        In foreign currency                   -            -               2
                                  ----------------------------------------------
Total current investments                   850          850             559
================================================================================

                                       97
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                      Exhibit E


                     Consolidated balance sheets at September 30, 2002 and 2001
                                  ALLOWANCES AND RESERVES ACTIVITY
                       (In millions of Argentine constant pesos - Note 4.1.d)


=================================================================================================================
                                                     Balance at                                          Balance
                     Accounts                            the       Increase   Transfe-      Decrease        at
                                                    beginning of               rence                     09.30.02
                                                      the year
-----------------------------------------------------------------------------------------------------------------
Deducted from current assets
     For doubtful accounts receivable                       520     (a) 200          -        (416)        304
     For obsolete inventories                                 4           -          -          (2)          2
Deducted from non-current assets
     For other receivable                                     -     (b)   8          -          (3)          5
                                                    ------------------------------------------------------------
Total deducted from assets                                  524         208          -    (d) (421)        311
=================================================================================================================

=================================================================================================================
Included in current liabilities
     For contingencies                                       13           -          5         (12)         6
Included in non-current liabilities
     For contingencies                                      133          53         (5)        (83)        98
                                                    ------------------------------------------------------------
Total included in liabilities                               146      (b) 53          -    (e)  (95)       104
=================================================================================================================

=================================================================================================================
                                                     Balance at                                          Balance
                     Accounts                            the       Increase   Transfe-      Decrease        at
                                                    beginning of               rence                     09.30.01
                                                      the year
-----------------------------------------------------------------------------------------------------------------
Deducted from current assets
     For doubtful accounts receivable                       283     (c) 336          2        (204)       417
     For obsolescence of inventories                          2     (b)   9          -           -         11
Deducted from non-current assets
     For doubtful accounts receivable                         2           -         (2)          -          -
                                                    ------------------------------------------------------------
Total deducted from assets                                  287         345          -        (204)       428
=================================================================================================================

=================================================================================================================
Included in current liabilities
     For contingencies                                       22           -          13        (18)        17

Included in non-current liabilities
     For contingencies                                      126          33        (13)           -       146
                                                    ------------------------------------------------------------
Total included in liabilities                               148      (b) 33          -         (18)       163
=================================================================================================================

                                       98
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

(a)  Charged 198 to Sales expenses and 2 to Financial and holding results.
(b)  Charged to Other expenses, net.
(c)  Charged to Sales expenses
(d)  Includes (327) corresponding to results on exposure to inflation.
(e)  Includes (89) corresponding to results on exposure to inflation.

                                       99
                             NORTEL INVERSORA S.A.
--------------------------------------------------------------------------------

                                                                      Exhibit F

                 Consolidated statements of income for the six
                month periods ended September 30, 2002 and 2001
                           COST OF SERVICES PROVIDED
             (In millions of Argentine constant pesos - Note 4.1.d)

================================================================================
Nine month periods ended September 30,                        2002       2001
                                                             -------------------
Balance of inventories at beginning of year                     52        192
Plus:
  Purchases of cellular handsets                                 3         33
  Net financial results                                          1          -
  Inventories leased without charge                            (11)       (27)
  Retirements not included in cost of cellular handsets (1)     (6)       (24)
  Cost of services provided (Exhibit H)                      2,037      2,467
Minus:
  Balance of inventories at period end                         (27)       (88)
                                                             -------------------
COST OF SERVICES PROVIDED                                    2,049      2,553
================================================================================

--------------------------------------------------------------------------------
Periods ended September 30,                                   2002       2001
--------------------------------------------------------------------------------
(1) Charged to Other receivables                                (3)        (6)
    Charged to Cost of services provided                        (3)        (9)
    Charged to Other expenses, net                               -         (9)
                                                               -----------------
                                                                (6)       (24)
                                                               =================

                                      100
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

                                                                       Exhibit G

           Consolidated balance sheets at September 30, 2002 and 2001
                   ASSETS AND LIABILITIES IN FOREIGN CURRENCY
       =========================================================================
                                                         09.30.02      09.30.01
                                                        ------------------------
       ASSETS                                           Amounts in millions of
                                                        foreign currency units
                                                        ------------------------
       CURRENT ASSETS
       Cash and banks
           Cash                                   US$           1             -
           Bank deposits                          US$           8             3
                                                  G             2             -
       Investments
           Short-term investments                 US$          84           155
                                                  EURO         82            10
           Public bonds                           US$          13            21
           Investment trusts                      US$           -            77
       Trade accounts receivable
           Ordinary                               US$          13           126
                                                  GFD           1             2
                                                  SDR           2             1
                                                  G           140             -
       Other receivables
            Swap contracts collateral             US$           -            67
            Tax credits                           G             1             -
            Prepaid expenses                      G             2             -
           Various                                US$           1             2
                                                  G            11             -
       NON-CURRENT ASSETS
       Other receivables
           Selling of Sky                         US$           -             5
       Investments
           Public bonds                           US$          18            31
           Latin American Nautilus                US$           1             1
           Multibrand                             US$           -             1
       Fixed assets
           Advanced payments to suppliers         US$           -             2
       LIABILITIES
       CURRENT LIABILITIES
       Accounts payable
            Vendors                               US$          20            77
                                                  G             9             -
                                                  SDR           -             1
                                                  EURO          8             7
           Capital leases                         US$           4            33
           Related companies                      US$           -            50
       Debt
           Corporate bonds                        US$         235           317
                                                  EURO      1.378             -
           Banks loans and others                 US$         578           459
                                                  (Y)       6.593             -

                                       101
                             NORTEL INVERSOR S.A.
--------------------------------------------------------------------------------

           Fixed asset acquisitions               US$         611           238
                                                  EURO         39             3
                                                  (Y)      11.737             -
          Inventory acquisitions                  US$         155            69
       Compensation and social benefits payable
            Social benefits and other             G             2             -
       Other liabilities
            Dividends                             US$           2             2
            Redemption of Class "A" preferred     US$           4             4
       shares
           Various                                G             1             -
       NON-CURRENT LIABILITIES
       Accounts payable
           Capital leases                         US$           1            10
       Debt
           Corporate bonds                        US$           -         1,289
           Banks loans and others                 US$           -           341
           Fixed asset acquisitions               US$           -           528
                                                  EURO          -            36
           Inventory acquisitions                 US$           -           116
       ========================================================================

         US$ = United States Dollars; GFD = Golden Franc; SDR =Special drawing rights; G= Paraguayan guaranies; (Y) = Yen.

                                                     102
                                             NORTEL INVERSOR S.A.
------------------------------------------------------------------------------------------------------------

                                                                                                   Exhibit H

                                Consolidated statements of income for the six
                               month periods ended September 30, 2002 and 2001
                                              EXPENSES INCURRED
                            (In millions of Argentine constant pesos - Note 4.1.d)
                                   -------------------------------------------------------------------------
                                       Cost of                                     Fixed assets -
                                       services      Administrative      Sales         Work in        Total
                                       provided         expenses       expenses       progress         2002
                                   -------------------------------------------------------------------------
Wages and social benefits                   218               89           168               5          480
Depreciation of fixed assets              1,216               58           214               -        1,488
Amortization of intangible assets            63                5            48               -          116
Taxes                                       103                1            10               -          114
Materials and supplies                      117                4            20               -          141
Transport and freight                        15                5            11               -           31
Energy, water and others                     25                5             8               -           38
Bad debts expense                             -                -           198               -          198
Interconnection costs                       113                -             -               -          113
Lease of circuits                            33                -             -               -           33
Rents                                        34               10            21               -           65
Fees for debt restructuring                   -               15             -               -           15
process
Fees and counsel services                     2               10             2               -           14
Repayment for services                       22                9            31               -           62
Management fees                              20                2             -               -           22
Advertising                                   -                -            24               -           24
Agent commissions                             -                -            20               -           20
Commissions on collecting                     -                -            50               -           50
Various                                      56               20            34               -          110
                                   -------------------------------------------------------------------------
Total                                     2,037              233           859               5        3,134
                                   -------------------------------------------------------------------------

                                   -------------------------------------------------------------------------
                                       Cost of                                     Fixed assets -
                                       services      Administrative      Sales         Work in        Total
                                       provided         expenses       expenses       progress         2001
                                   -------------------------------------------------------------------------
Wages and social benefits                   425              167           279              15           886
Depreciation of fixed assets              1,004               62           201               -         1,267
Amortization of intangible assets            42                4            60               -           106
Taxes                                       118                4            20               -           142
Materials and supplies                      230               22            27               -           279
Transport and freight                        25               20            24               -            69


                                                     103
                                             NORTEL INVERSOR S.A.
------------------------------------------------------------------------------------------------------------

Energy, water and others                     44                9            20                            73
Bad debts expense                             -                -           336               -           336
Interconnection costs                       159                -             -               -           159
Lease of circuits                            53                -             -               -            53
Rents                                        55               18            18               -            91
Fees and counsel services                     2               18             2               -            22
Repayment for services                       53               51            35               -           139
Management fees                             188               18             -               -           206
Advertising                                   -                -           135               -           135
Agent commissions                             -                -            82               -            82
Commissions on collecting                     -                -            93               -            93
Various                                      69               38            24               -           131
                                   --------------------------------------------------------------------------
Total                                     2,467              431         1,356              15         4,269
                                   --------------------------------------------------------------------------

                                                              104
                                                     NORTEL INVERSOR S.A.
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      Exhibit I
                                  Consolidated balance sheets at September 30, 2002 and 2001
                                    AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
                                    (In millions of Argentine constant pesos - Note 4.1.d)
===============================================================================================================================
                                                                                            Compensation
                                                 Trade                                       and social
            Due date                            accounts      Other     Accounts               benefits     Taxes      Other
                                  Investments  receivable  receivables   payable    Debt        payable    payable  liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Total due                               -         194            -         - (a) 2,948             -        -           -
-------------------------------------------------------------------------------------------------------------------------------
Not due Payable                             -           -            -         - (a) 8,931             -        -           -

10.2002 to 12.2002                        850         425           90       465         -            31       79          46
01.2003 to 03.2003                          -          18           39         2         -            12        -           1
04.2003 to 06.2003                         24           2           41         2         -            11       34           -
07.2003 to 09.2003                         24           -          472         3         -             8        -           -
10.2003 to 09.2004                         67           2          128         3         -            10        -           6
10.2004 to 09.2005                          -           -           13         -         -             9        -           -
10.2005 to 09.2006                          -           -           49         -         -             8        -           -
10.2006 to 09.2007                          5           -           57         -         -             2        -           -
10.2007 to 09.2008                          -           -            1         -         -             1        -           -
10.2008 and subsequent                      2           -            1         -         -             1        -           7
-------------------------------------------------------------------------------------------------------------------------------
    Total not due                         972         447          891       475     8,931            93      113          60
-------------------------------------------------------------------------------------------------------------------------------
Total 2002                                972         641          891   (b) 475    11,879            93      113          60
===============================================================================================================================

===============================================================================================================================
Balances with indexation clauses            -           -           29        33         -             -        -           -
Balances bearing interest                 972         232            -        20    11,879             -        -           -
Balances not bearing interest               -         409          862       422         -            93      113          60
-------------------------------------------------------------------------------------------------------------------------------
Total                                     972         641          891       475    11,879            93      113          60
===============================================================================================================================

===============================================================================================================================
Average annual interest rate (%)         8.03         (c)            -      8.50       (d)             -        -           -
===============================================================================================================================

                                                              105
                                                     NORTEL INVERSOR S.A.
-------------------------------------------------------------------------------------------------------------------------------

(a)    Includes 133 corresponding to Nucleo (See Note 14)
(b)    There are payables in kind that amounted to 1.
(c)    154 bear 50% over Banco Nacion Argentina notes payable discount rate and 78 bear 9.25%.
(d)    See Note 8.

===============================================================================================================================
                                                                                            Compensation
                                                 Trade                                       and social
            Due date                            accounts      Other     Accounts               benefits     Taxes      Other
                                  Investments  receivable  receivables   payable    Debt        payable    payable  liabilities
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
     Total Due                              -         586            -         -         -             -        -           -
-------------------------------------------------------------------------------------------------------------------------------
     Not due
10.2001 to 12.2001                        614         933          307       958       995            41      179          60
01.2002 to 03.2002                          -          49           18        24       210            31        -           2
04.2002 to 06.2002                          -          49           18        24       416            33       22           2
07.2002 to 09.2002                          -          29           97        27       783            15        -           -
10.2002 to 09.2003                          4           4           89        15     2,119            25       29           2
10.2003 to 09.2004                         70           -            9         9     1,383            20      106           2
10.2004 to 09.2005                          2           -            9         -       212            18       64           2
10.2005 to 09.2006                          2           -            4         -       137            15       55           2
10.2006 to 09.2007                          2           -            2         -       608             4       64           2
10.2007 and subsequent                      4           -            -         -       657             4      127          19
-------------------------------------------------------------------------------------------------------------------------------
    Total not due                         698       1,064          553     1,057     7,520           206      646          93
-------------------------------------------------------------------------------------------------------------------------------
Total 2001                                698       1,650          553       (e)     7,520           206      646          93
===============================================================================================================================

===============================================================================================================================
Balances bearing interest                 698         699          148       100     7,520             -        -           -
Balances not bearing interest               -         951          405       957         -           206      646          93
-------------------------------------------------------------------------------------------------------------------------------
Total                                     698       1,650          553     1,057     7,520           206      646          93
===============================================================================================================================

===============================================================================================================================
Average annual interest rate (%)        10.33         (f)         3.00      7.36         -             -        -           -
===============================================================================================================================

(e)      There are payables in kind that amounted to 2
(f)      529 bear 50% over Banco Nacion Argentina notes payable discount rate and 170 bear 19.4%.

                             LIMITED REVIEW REPORT


To the Directors and Shareholders of
Nortel Inversora S.A.


1. We have performed a limited review of the accompanying consolidated balance sheet of Nortel Inversora S.A. ("Nortel") as of September 30, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, and the related notes 1 to 17 and 19 to 22 and exhibits A,B,C,D,E,F,G,H and I, presented as additional information. The financial statements mentioned in this paragraph and the consolidated financial statements of Nortel as of September 30, 2001 are the responsibility of the Board of Directors of Nortel.

2. We conducted our limited review in accordance with auditing standards in force in Argentina for such purpose, established in Technical Resolution No. 7 ("TR 7") of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, it does not include all of the procedures necessary for performing a full audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We have previously performed a limited review of the consolidated financial statements of Nortel and its subsidiary, Telecom Argentina STET-France Telecom ("Telecom") as of September 30, 2001, as required by TR 7 in the case of financial statements for interim periods. Based on our work and the other auditors' report on the financial statements of Telecom's subsidiaries as of September 30, 2001, we issued our unqualified limited review report on the financial statements mentioned in this paragraph, dated November 6, 2001.

4. The limited review auditor's report on the consolidated financial statements of the subsidiary Telecom, as of September 30, 2002 includes the following explanations and observations prior to the paragraph containing the representation resulting from the limited review:

     a) "4. The financial statements of the subsidiaries Telecom Personal S.A. and Publicom S.A. ("the subsidiaries") as of September 30, 2002 have been reviewed by other external auditors, who issued their limited review reports on November 7, 2002, including the comments stated in the fifth paragraph of this report. The total assets and net sales of those subsidiaries represent approximately 25% and 27% of the total consolidated assets of Telecom as of September 30, 2002 and the total consolidated sales of Telecom for the nine-month period ended September 30, 2002, respectively.

      b) 5. The auditor's report on the financial statements of Telecom Personal S.A. as of September 30, 2002 includes observations stating that: a) the financial statements of Telecom Personal S.A. as of September 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required if the final outcome of the uncertainties described in the auditor's report become known; b) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Telecom Personal S.A. as of September 30, 2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and c) as of November 7, 2002, Telecom Personal S.A. has not complied with the payment of the loan principal and interests for US$ 208 million and $ 115 million and, if Telecom Personal S.A. does not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt. The auditor's report on the financial statements of Publicom S.A. as of September 30, 2002 includes certain comments indicating that: i) the financial statements of Publicom S.A. as of September 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required in the event of becoming aware of the final outcome of the uncertainties described in the auditor's report, ii) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Publicom S.A. as of September 30, 2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and iii) as of November 7, 2002, Publicom S.A. has not complied with the payment of loan principal for US$ 4 million and, if Publicom S.A. did not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt, which has not occurred to date.

      c) 6. As explained in Note 3 to the accompanying consolidated financial statements, the National Government has introduced significant changes to the economic policy and it resolved - subsequent to year-end - to change the exchange regime established by the Convertibility Law in force since 1991. Also, the referred note describes other measures known to date, some of which are still in the process of being drafted and regulated. Also, the referred note describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimates made by the Company's Management, based on the available information as of the date of preparation of those financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of events. The future actual results may significantly differ from the assessments and estimates made as of the date of preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances depicted above.

      d) 7. As explained in the note mentioned in the preceding paragraph (number 6 in Telecom's report), the Public Emergency and Exchange Regime Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the exchange regime established on February 8, 2002 created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction of the shareholders' equity of Telecom, recorded in the nine-month period ended September 30, 2002.

      e) 8. Additionally, on April 2, 2002, Telecom announced that, as a result of the current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment to regulated rates, the Company's Board of Directors has resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries and on June 24, 2002, the Company's Board of Directors has resolved to suspend the interests of such financial debt. As of the date of this report, Telecom and its subsidiaries did not comply with bank and financial debt payments in the amount of US$ 433 million; Euros 252 million, Yens 685 million and $ 175 million, and interest payments in the amount of US$ 22 million, Euros 41 million, Yens 32 million and $ 7 million, as mentioned in
             Note 14 to the accompanying consolidated financial statements. Additionally, as explained in Note 14 to the accompanying consolidated financial statements, certain creditors of Telecom required the acceleration of their loans. Therefore, Telecom's Board of Directors classified the bank and financial debt as current in the consolidated financial statements as of September 30, 2002. On the other hand, no economic penalties that might eventually derive from the suspension of the mentioned payments have been recorded. The result of this situation depends on the conclusion of the negotiation of the Company's debts.

      f) 9. The accompanying consolidated financial statements of Telecom as of September 30, 2002 have been prepared considering the continuity of the Company's normal course of business and that of its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities, that may be required if the uncertainties described above are not favorably solved".

5. The accompanying financial statements of Nortel as of September 30, 2002 have been prepared considering the continuity of the Company and of Telecom and its subsidiaries' normal course of business, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities, that may be required if the uncertainties described above are not favorably solved.

6. Based on our review and on the other auditors' limited review reports on the financial statements mentioned in the fourth paragraph, point a) of this report, we inform that we are not aware of any material modifications that should be made to the consolidated financial statements of Nortel as of September 30, 2002 for them to be in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements. This statement must be read considering the uncertainties mentioned in paragraph 4, points b), c), d), e) and f) and paragraph 5 of this report, which conclusion can not be determined as of the date of this report.

7. The information contained in Note 20 to the accompanying consolidated financial statements of Nortel is not required by generally accepted accounting principles in Argentina. Nortel's Management presents in the referred note the main differences between the generally accepted accounting principles applied by Nortel in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

8. The figures presented by the Company in Note 18 of the accompanying consolidated financial statements are in addition to the information required by the generally accepted accounting principles in Argentina. Said note presents: a) certain figures used for the preparation of the constant currency information; b) the amounts, globally stated, corresponding to the internal Wholesale Price Index variation from January 1, 2002 to September 30, 2002 and; c) the total amounts in constant currency, which are in accordance with the financial statement mentioned in the first paragraph of this report.


Additional information:

a) The auditing standards and the generally accepted accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are those applicable in the City of Buenos Aires.

b) The stand-alone financial statements of Nortel as of September 30, 2002 are in accordance with the statutory accounting records and are transcribed in the "Inventory and Balance Sheet" book, which is kept formally as per legal regulations.

c) Based on the review performed and on the other auditors' reports on the financial statements mentioned in paragraph 4, point a) of this report, we inform that the financial statements of Nortel as of September 30, 2002 comply with the provisions of the Companies Law and appropriate resolutions of the National Securities Commission.

d) As part of our limited review, we have read the additional information to the notes to the financial statements required by section 68 of the regulations of the Buenos Aires Stock Exchange and the Reporting Summary, prepared by Nortel's Management, on which, as regards our area of responsibility, we have no observations to make.

e) As of September 30, 2002, the accrued liability of Nortel for retirement and pension contributions owed to the National Social Security Administration according to the accounting records amounted to $ 4,034.80. This amount was not past due as of that date.


Buenos Aires
November 8, 2002


                                          HENRY MARTIN, LISDERO Y ASOCIADOS
                                       C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 7


                                           Aldo Oscar Carugati (Partner)
                                             Public Accountant (U.B.)
                                         C.P.C.E.C.A.B.A. Vol. 114 Fo. 178